 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 7, 1995

                                                  REGISTRATION NO. 33-63111

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549-1004

                               ----------------

                              AMENDMENT NO. 1

                                    TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

                               ----------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A. EXACT NAME OF TRUST:

                 EVEREN UNIT INVESTMENT TRUSTS, SERIES 39

    (formerly filed as EVEREN Portfolio Investment Concepts, Series 39)

B. NAME OF DEPOSITOR:
                         EVEREN UNIT INVESTMENT TRUSTS
                      a service of EVEREN Securities, Inc.

C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:
                        77 West Wacker Drive, 29th Floor
                            Chicago, Illinois 60601

D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                                        Copy to:
            ROBERT K. BURKE                          MARK J. KNEEDY
     EVEREN Unit Investment Trusts               c/o Chapman and Cutler
    77 West Wacker Drive, 29th Floor             111 West Monroe Street
        Chicago, Illinois 60601                 Chicago, Illinois 60603

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    TITLE AND AMOUNT OF                                       PROPOSED MAXIMUM             AMOUNT OF
SECURITIES BEING REGISTERED                               AGGREGATE OFFERING PRICE     REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
Series 39                    An indefinite number of             Indefinite        $500.00 (previously paid)
                              Units of Beneficial Inter-
                              est pursuant to Rule 24f-2
                              under the Investment Com-
                              pany Act of 1940

E. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
 As soon as practicable after the effective date of the Registration Statement.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                 EVEREN UNIT INVESTMENT TRUSTS, SERIES 39

                               ----------------

                             CROSS-REFERENCE SHEET

                 (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTIONS AS
                         TO THE PROSPECTUS IN FORM S-6)

                 Form N-8B-2                              Form S-6
                 Item Number                       Heading in Prospectus
                 -----------                       ---------------------

                    I. ORGANIZATION AND GENERAL INFORMATION
  1. (a)Name of trust...................   Prospectus front cover
     (b)Title of securities issued......   Essential Information
  2. Name and address of each depositor.   Administration of the Trust
  3. Name and address of trustee........   Administration of the Trust
  4. Name and address of principal
      underwriters......................   *
  5. State of organization of trust.....   The Trust Fund
  6. Execution and termination of trust    The Trust Fund; Administration of the
      agreement.........................   Trust Fund
  7. Changes of name....................   The Trust Fund
  8. Fiscal year........................   *
  9. Litigation.........................   *

                    II. GENERAL DESCRIPTION OF THE TRUST AND
                            SECURITIES OF THE TRUST
 10. (a)Registered or bearer securities.   Unitholders
     (b)Cumulative or distributive
          securities....................   The Trust Fund
     (c)Redemption......................   Redemption
     (d)Conversion, transfer, etc.......   Unitholders; Market for Units
     (e)Periodic payment plan...........   *
     (f)Voting rights...................   Unitholders
     (g)Notice of certificateholders....   Investment Supervision; Administration
                                           of the Trust; Unitholders
     (h)Consents required...............   Unitholders; Administration of the
                                           Trust
     (i)Other provisions................   Federal Tax Status
 11. Type of securities comprising         The Trust Fund; The Trust Portfolio;
      units.............................   Portfolio
 12. Certain information regarding
      periodic payment certificates.....   *
 13. (a)Load, fees, expenses, etc.......   Essential Information; Public Offering
                                           of Units; Expenses of the Trusts
     (b)Certain information regarding
          periodic payment certificates.   *
     (c)Certain percentages.............   Essential Information; Public Offering
                                           of Units
     (d)Certain other fees, etc. payable
          by holders....................   Unitholders
     (e)Certain profits receivable by
          depositor, principal
          underwriters, trustee or         Expenses of the Trust; Public Offering
          affiliated persons............   of Units
     (f)Ratio of annual charges to
          income........................   *
 14. Issuance of trust's securities.....   The Trust Fund; Unitholders
 15. Receipt and handling of payments
      from purchasers...................   *
 16. Acquisition and disposition of        The Trust Fund; The Trust Portfolio;
      underlying securities.............   Investment Supervision; Market for
                                           Units
 17. Withdrawal or redemption...........   Redemption; Public Offering of Units

--------
* Inapplicable, answer negative or not required.

                  Form N-8B-2                              Form S-6
                  Item Number                       Heading in Prospectus
                  -----------                       ---------------------
 18. (a)Receipt, custody and disposition
          of income......................   Unitholders
     (b)Reinvestment of distributions....   Unitholders
     (c)Reserves or special funds........   Expenses of the Trust
     (d)Schedule of distributions........   *
 19. Records, accounts and reports.......   Unitholders; Redemption;
                                            Administration of the Trust
 20. Certain miscellaneous provisions of
      trust agreement
     (a)Amendment........................   Administration of the Trust
     (b)Termination......................
     (c)and (d) Trustee, removal and
          successor......................
     (e) and (f) Depositor, removal and
          successor......................
 21. Loans to security holders...........   *
 22. Limitations on liability............   Administration of the Trust
 23. Bonding arrangements................   *
 24. Other material provisions of trust
      agreement..........................   *

        III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
 25. Organization of depositor...........   Administration of the Trust
 26. Fees received by depositor..........   See Items 13(a) and 13(e)
 27. Business of depositor...............   Administration of the Trust
 28. Certain information as to officials
      and affiliated persons of
      depositor..........................   Administration of the Trust
 29. Voting securities of depositor......
 30. Persons controlling depositor.......
 31. Payment by depositor for certain
      services rendered to trust.........   *
 32. Payment by depositor for certain
      other services rendered to trust...   *
 33. Remuneration of employees of
      depositor for certain services
      rendered to trust..................   *
 34. Remuneration of other persons for
      certain services rendered to trust.   *

                        IV. DISTRIBUTION AND REDEMPTION
 35. Distribution of Trust's securities
      by states..........................   Public Offering of Units
 36. Suspension of sales of trust's
      securities.........................   *
 37. Revocation of authority to
      distribute.........................
 38. (a)Method of Distribution...........   Public Offering of Units;
     (b)Underwriting Agreements..........   Market for Units;
     (c)Selling Agreements...............   Public Offering of Units
 39. (a)Organization of principal
          underwriters...................   Administration of the Trust
     (b)N.A.S.D. membership of principal
          underwriters...................
 40. Certain fees received by principal
      underwriters.......................   See Items 13(a) and 13(e)
 41. (a)Business of principal
          underwriters...................   Administration of the Trust
     (b)Branch offices of principal
          underwriters...................   *
     (c)Salesmen of principal
          underwriters...................
 42. Ownership of trust's securities by
      certain persons....................
 43. Certain brokerage commissions
      received by principal underwriters.   Public Offering of Units
 44. (a)Method of valuation..............   Public Offering of Units
     (b)Schedule as to offering price....   *
     (c)Variation in offering price to
          certain persons................   Public Offering of Units
 45. Suspension of redemption rights.....   Redemption;
 46. (a)Redemption valuation.............   Redemption Market for Units; Public
                                            Offering of Units
     (b)Schedule as to redemption price..   *
 47. Maintenance of position in
      underlying securities..............   Market for Units; Public Offering of
                                            Units; Redemption

--------
* Inapplicable, answer negative or not required.

                 Form N-8B-2                              Form S-6
                 Item Number                       Heading in Prospectus
                 -----------                       ---------------------

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN
 48. Organization and regulation of
      trustee...........................   Administration of the Trust
 49. Fees and expenses of trustee.......   Expenses of the Trust
 50. Trustees lien......................

         VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES
 51. Insurance of holders of trust's
      securities........................   Cover Page; Expenses of the Trust

                           VII. POLICY OF REGISTRANT
 52. (a)Provisions of trust agreement
          with respect to selection or
          elimination of underlying
          securities....................   The Trust Fund; Investment Supervision
     (b)Transactions involving
          elimination of underlying
          securities....................   *
     (c)Policy regarding substitution or
          elimination of underlying
          securities....................   Investment Supervision
     (d)Fundamental policy not otherwise
          covered.......................   *
 53. Tax status of Trust................   Essential Information Portfolio;
                                           Federal Tax Status

                  VIII. FINANCIAL AND STATISTICAL INFORMATION
 54. Trust's securities during last ten
      years.............................   *
 55.
 56. Certain information regarding
      periodic payment certificates.....
 57.
 58.
 59. Financial statements (Instruction
      1(c) to Form S-6).................   *




--------
* Inapplicable, answer negative or not required.

EVEREN UNIT INVESTMENT TRUSTS, SERIES 39

INDEX PORTFOLIO SERIES 1 (S & P 500)

EVEREN Unit Investment Trusts, Series 39 (Index Portfolio Series 1 (S & P 500)) (the "Trust" or "The S&P 500 Index Trust") was formed with the investment objective of obtaining capital appreciation through investment in a portfolio of equity securities of companies which comprise the Standard & Poor's 500 Stock Price Composite Index (the "S&P 500 Index"). By investing in substantially all of the common stocks, in substantially the same proportions, which comprise the S&P 500 Index, the Trust seeks to produce investment results that generally correspond to the price and yield performance of the equity securities represented by the S&P 500 Index over the term of the Trust. See "The Trust Portfolio." The Trust is not sponsored by or affiliated with Standard and Poor's. There is no assurance that the Trust will achieve its objective.

Units of the Trust are not deposits or obligations of, or guaranteed by, any bank, and the Units are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation and involve investment risk including loss of principal.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The investor is advised to read and retain this Prospectus for future reference.

             THE DATE OF THIS PROSPECTUS IS NOVEMBER 7, 1995.

SUMMARY

THE TRUST FUND. EVEREN Unit Investment Trusts, Series 39 (Index Portfolio Series 1 (S&P 500)) (the "Trust Fund," "Trust" or "The S&P 500 Index Trust") is a unit investment trust registered under the Investment Company Act of 1940.

The Trust Fund initially consists of securities and delivery statements (i.e., contracts) to purchase common stocks issued by companies selected in accordance with the selection and weightings of stocks established by the S&P 500 Index.* The initial deposit of Securities (including contracts) into the Trust will consist of at least 100 shares of each of the stocks which comprise the S&P 500 Index. Thereafter, the Sponsor intends to create and maintain a Trust portfolio which duplicates, to the extent practicable, the weightings of stocks which comprise the S&P 500 Index. During the initial deposit period of the Trust the Sponsor will continue to deposit Securities (or contracts for the purchase thereof) until at the end of such period the Trust comprises substantially all of the stocks in the S&P 500 Index in substantially the same weightings as in the S&P 500 Index (the "Initial Adjustment Period"). The Sponsor estimates that the Initial Adjustment Period will last no longer than 30 days following the Initial Date of Deposit and could last as little as one day. For the criteria used by the Sponsor in selecting the Securities, see "The Trust Portfolio--Securities Selection." The value of all portfolio Securities and, therefore, the value of the Units may be expected to fluctuate in value depending on the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. Capital appreciation is, of course, dependent upon several factors including, among other factors, the financial condition of the issuers of the Securities (see "The Trust Portfolio").

The Trust was formed with the investment objective of obtaining capital appreciation over the life of the Trust through investment in a portfolio of equity securities of substantially all of the companies which comprise the S&P 500 Index. There can be no assurance that this objective will be met because it may be impracticable for the Trust to duplicate or maintain precisely the relative weightings of the common stocks which comprise the S&P 500 Index or to purchase all of such stocks. Additionally, an investment in Units of the Trust includes payment of sales charges, fees and expenses which are not considered in the total return of the S&P 500 Index.

Additional Units of the Trust may be issued at any time by depositing in the Trust additional Securities or contracts to purchase additional Securities together with irrevocable letters of credit or cash. As additional Units are issued by the Trust as a result of the deposit of additional Securities by the Sponsor, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities into the Trust from time to time following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, as closely as practicable, the proportionate relationship among each Security in the S&P 500 Index. Thus, although additional Units will be issued, each Unit will continue to represent approximately the same weighting of the then current components of the S&P 500 Index. The required percentage relationship among the Securities in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. Precise duplication of the relationship among the Securities in the Trust may not be achieved because it may be economically impracticable as a result of certain economic factors or procedural policies of the Trust. See "The Trust Fund."

Each Unit of the Trust initially offered represents that undivided interest in the Trust indicated under "Essential Information" (as may be adjusted pursuant to footnote 1 thereto). To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust represented by such fraction will

----------
   *"S&P(R)", "Standard & Poor's(R)", "S&P 500(R)" and "Standard & Poor's 500" are trademarks of The McGraw-Hill Companies, Inc.

remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

PUBLIC OFFERING PRICE. The Public Offering Price per Unit of the Trust Fund during the initial offering period is based on the aggregate underlying value (generally determined by the closing sale prices of listed

Securities and the ask prices of over-the-counter traded Securities see "Public Offering of Units--Public Offering Price") of the Securities in the Trust plus or minus a pro rata share of cash, if any, in the Capital Account held or owned by the Trust, plus a sales charge described herein. The Maximum Sales Charge consists of three portions: (1) an Initial Sales Charge which may be assessed on all purchases commencing January 1, 1997; (2) an annual Deferred Sales Charge which will be assessed only during the first five years of the Trust's life; and (3) an Annual Sales Charge which will be assessed for the duration of the Trust. The Initial Sales Charge per Unit will be an amount equal to the difference between $0.375 and that portion of the total Deferred Sales Charge remaining to be paid. The total Deferred Sales Charge will be $0.375 per Unit which will be assessed annually in the amount of $0.075 per Unit. The Deferred Sales Charge will be assessed each December 31, commencing December 31, 1996 and continuing through December 31, 2000. The Annual Sales Charge will be $0.025 per Unit per year and will be assessed on a quarterly basis. The Deferred Sales Charge and Annual Sales Charge payments will accrue daily and it is the current intent of the Sponsor that such payments will be paid from funds in the Income Account, if sufficient, or from the periodic sale of Securities. If Units are purchased during 1995 and held until the mandatory termination of the Trust in 2011, the total sales charge paid will be $0.754 per Unit. Unitholders disposing of their Units prior to such time as the entire Deferred Sales Charge on such Units has been collected will be assessed the amount of the Deferred Sales Charge payments remaining at the time of such disposition. After the initial public offering period, the secondary market Public Offering Price will be equal to the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities), plus or minus a pro rata share of cash, if any, in the Capital Account held or owned by the Trust, plus that sales charge described under "Public Offering of Units--Public Offering Price."

DISTRIBUTIONS OF INCOME AND CAPITAL. Distributions of dividends received by the Trust will be distributed quarterly and any funds in the Capital Account will be made annually. See "Unitholders--Distributions to Unitholders."

REINVESTMENT. Each Unitholder who purchases greater than 2,500 Units or $25,000 of the Trust may elect to have distributions of income, capital gains and/or capital on their Units automatically invested into additional Units of the Trust subject only to any Deferred Sales Charge and the Annual Sales Charge. In addition, all Unitholders may elect to have such distributions automatically reinvested into shares of any Kemper Financial Services, Inc. front-end load mutual fund (other than those funds sold with a contingent deferred sales charge) registered in such Unitholder's state of residence at net asset value. Such distributions will be reinvested without charge to the participant on each applicable Distribution Date. See "Unitholders--Distribution Reinvestment." A current prospectus for the reinvestment fund selected, if any, will be furnished to any investor who desires additional information with respect to reinvestment.

MARKET FOR UNITS. While under no obligation to do so, the Sponsor intends to, and certain dealers may, maintain a market for the Units of the Trust and offer to repurchase such Units at prices subject to change at any time which are based on the current underlying bid prices of the Securities in the Trust (offer prices during the initial offering period). If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the dealers may either discontinue all purchases of Units or discontinue purchases of Units at such prices. A Unitholder may also dispose of Units through redemption at the Redemption Price on the date of tender to the Trustee. See "Redemption--Computation of Redemption Price."

TERMINATION. No later than the date specified under the Mandatory Termination Date in "Essential Information," Securities will begin to be sold in connection with the termination of the Trust and it is expected that all Securities in the Trust will be sold within a reasonable amount of time after the Mandatory Termination Date. The Sponsor will determine the manner, timing and execution of the sale of the underlying Securities. At termination, Unitholders will receive a cash distribution within a reasonable time after the Trust is terminated. See "Unitholders--Distributions to Unitholders" and "Administration of the Trust--Amendment and Termination."

RISK FACTORS. An investment in the Trust should be made with an understanding of the risks associated therewith, including the possible deterioration of either the financial condition of the issuers or the general condition of the stock market. Additionally, it is anticipated that the identity and weighting of the stocks in the S&P 500 Index will change from time to time and the adverse financial condition of a company will not result directly in its elimination from the portfolio unless the company is removed from the S&P 500 Index. For risk considerations related to the Trust, see "Risk Factors."

EVEREN UNIT INVESTMENT TRUSTS, SERIES 39

INDEX PORTFOLIO SERIES 1 (S&P 500)

ESSENTIAL INFORMATION

AS OF NOVEMBER 6, 1995*

SPONSOR AND EVALUATOR: EVEREN UNIT INVESTMENT TRUSTS, A SERVICE OF EVEREN SECURITIES, INC.

           TRUSTEE: THE BANK OF NEW YORK
           LICENSOR: STANDARD & POOR'S

Number of Units (1)...................  220,611
Fractional Undivided Interest Per
 Unit(1)..............................  1/220,611
Public Offering Price:
 Aggregate Value of Securities in
  Portfolio (2).......................  $2,206,106
 Aggregate Value of Securities per
  Unit................................  $10.000
 Plus Maximum Sales Charge per Unit
  (3) ................................  $ 0.754
 Less deferred sales charges per Unit
  (3) ................................  $ 0.754
 Public Offering Price Per Unit (4)...  $10.000
Redemption Price Per Unit (5).........  $10.000
Sponsor's Initial Repurchase Price Per
 Unit.................................  $ 9.625
Excess of Public Offering Price Per
 Unit over Redemption Price Per Unit
 (5)..................................  $ 0.000
Excess of Public Offering Price Per
 Unit over Sponsor's Initial
 Repurchase Price Per Unit............  $ 0.375
Calculation of Estimated Net Annual
 Dividends Per Unit: (6)
 Estimated Gross Annual Dividends per
  Unit................................  $ 0.23000
 Less: Estimated Annual Expense per
  Unit................................  $ 0.03300
 Less: deferred sales charge..........  $ 0.10000
 Estimated Net Annual Dividends per
  Unit................................  $ 0.09700
Minimum Value of the Trust under which  40% of aggregate value of Securities at
 Trust Agreement may be Terminated....  deposit
Liquidation Period....................  January 1, 2012 through January 31, 2012
Mandatory Termination Date............  December 31, 2011
Evaluator's Annual Evaluation Fee.....  Maximum of $0.0015 per Unit
Trustee's Annual Fee(7)...............  $0.0086 per Unit
Estimated Annual Organizational
 Expenses (8).........................  $0.0102 per Unit
                                        FIRST day of January, April, July and
Record and Computation Dates (9)......  October
                                        FIFTEENTH day of January, April, July
Distribution Dates (9)................  and October

Evaluations for purposes of sale, purchase or redemption of Units of the Trust Fund are made as of 3:15 p.m. Central Time next following receipt of an order for a sale or purchase of Units or receipt by the Trustee of Units tendered for redemption.
* The business day prior to the Initial Date of Deposit
---------------------

(1) As of the close of business on the Initial Date of Deposit, the number of Units of the Trust may be adjusted so that the aggregate value of Securities per Unit will equal approximately $10. Therefore, to the extent of any such adjustment the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Security listed on a national securities exchange is valued at the last sales price, or if the Security is not listed on a national securities exchange, at the last offer price on the over-the-counter market.

(3) The Maximum Sales Charge consists of three portions: (1) an Initial Sales Charge which may be assessed on all purchases commencing January 1, 1997;
    (2) an annual Deferred Sales Charge which will be assessed only during the first five years of the Trust's life; and (3) an Annual Sales Charge which will be assessed for the duration of the Trust. The Initial Sales Charge per Unit will be an amount equal to the difference between $0.375 and that portion of the total Deferred Sales Charge remaining to be paid. The total Deferred Sales Charge will be $0.375 per Unit which will be assessed annually in the amount of $0.075 per Unit. The Deferred Sales Charge will be assessed each December 31, commencing December 31, 1996 and continuing through December 31, 2000. The Annual Sales Charge will be $0.025 per Unit per year and will be assessed on a quarterly basis. The Deferred Sales Charge and Annual Sales Charge payments will accrue daily and it is the current intent of the Sponsor that such payments will be paid from funds in the Income Account, if sufficient, or from the periodic sale of Securities. If Units are purchased during 1995 and held until the mandatory termination of the Trust in 2011, the total sales charge paid will be $0.754 per Unit. Unitholders disposing of their Units prior to such time as the entire Deferred Sales Charge on such Units has been collected will be assessed the amount of the Deferred Sales Charge payments remaining at the time of such disposition.

(4) On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay his pro rata share of any accumulated dividends in such Income Account.

(5) The Redemption Price Per Unit is reduced by the unpaid portion of the Deferred Sales Charge.

(6) The estimated annual dividends per Unit is based primarily on the most recent dividend declarations as of November 3, 1995 for all of the stocks in the S&P 500 Index. The actual net annual dividends per Unit may be greater than or less than the amount shown depending on the actual dividends collected and expenses incurred by the Trust.

(7) In addition to the Trustee's fee, brokerage costs borne by the Trust in connection with the purchase of additional securities by the Trustee are currently estimated at $0.007 per Unit.

(8) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period. See "Expenses of the Trust" and "Statement of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(9) Distributions from the Capital Account will be made monthly payable on the fifteenth day of the month to Unitholders of record on the first day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be distributed annually.

FEE TABLE

This Fee Table is intended to assist investors in understanding the costs and expenses that an investor in a Trust will bear directly or indirectly. See "Public Offering of Units" and "Expenses of the Trust." Although the Trust is a unit investment trust rather than a mutual fund and may have a term of less than the periods indicated, this information is presented to permit a comparison of fees.

                                                                      AMOUNT PER
                                                                         UNIT
                                                                      ----------
UNITHOLDER TRANSACTION EXPENSES (AS OF THE INITIAL DATE OF
 DEPOSIT)
 Initial Sales Charge (as a percentage of offering
  price)..................................................   0.00%      $0.000
 Deferred Sales Charge (as a percentage of offering
  price, payable over five years).........................   3.75%       0.375
 Annual Sales Charge (accumulated over the 15 year term
  of the Trust as a percentage of offering price).........   3.79%       0.379
                                                            ------     -------
Maximum Total Sales Charge................................   7.54%(1)   $0.754
                                                            ======     =======
ESTIMATED ANNUAL FUND OPERATING EXPENSES (AS OF THE
 INITIAL DATE OF DEPOSIT)
 (AS A PERCENTAGE OF NET ASSETS)
 Trustee's Fee............................................  0.086%     $0.0086
 Portfolio Evaluation Fees................................  0.015%      0.0015
 Organizational Expenses..................................  0.102%      0.0102
 Other Operating Expenses.................................  0.127%      0.0127
                                                            ------     -------
   Total..................................................  0.330%     $0.0330
                                                            ======     =======

                                    EXAMPLE


                                               CUMULATIVE EXPENSES PAID FOR
                                                        PERIOD OF:
                                              -------------------------------
                                              1 YEAR 3 YEARS 5 YEARS 10 YEARS
                                              ------ ------- ------- --------
An investor would pay the following expenses
 on a $1,000 investment, assuming the
 applicable sales charges and an estimated
 initial operating expense ratio of 0.330% on
 the Trust (which is expected to decline to
 0.224% during the third year of the Trust's
 life), a 5% annual return and redemption at
 the end of each time period.................  $44     $54     $64     $90

The example utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The examples should not be considered representations of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the examples.
---------------------

(1) The Maximum Sales Charge consists of three portions: (1) an Initial Sales Charge which may be assessed on all purchases commencing January 1, 1997;
    (2) an annual Deferred Sales Charge which will be assessed only during the first five years of the Trust's life; and (3) an Annual Sales Charge which will be assessed for the duration of the Trust. The Initial Sales Charge per Unit will be an amount equal to the difference between $0.375 and that portion of the total Deferred Sales Charge remaining to be paid. The total Deferred Sales Charge will be $0.375 per Unit which will be assessed annually in the amount of $0.075 per Unit. The Deferred Sales Charge will be assessed each December 31, commencing December 31, 1996 and continuing through December 31, 2000. The Annual Sales Charge will be $0.025 per Unit per year and it is the current intent of the Sponsor that such payments will be assessed on a quarterly basis. The Deferred Sales Charge and Annual Sales Charge payments will accrue daily and will be paid from funds in the Income Account, if sufficient, or from the periodic sale of Securities. If Units are purchased during 1995 and held until the mandatory termination of the Trust in 2011, the total sales charge paid will be $0.754 per Unit. Unitholders disposing of their Units prior to such time as the entire Deferred Sales Charge on such Units has been collected will be assessed the amount of the Deferred Sales Charge payments remaining at the time of such disposition.

THE TRUST FUND

EVEREN Unit Investment Trusts, Series 39 (Index Portfolio Series 1 (S&P 500)), is a unit investment trust created under the laws of the State of New York pursuant to a trust indenture dated the Initial Date of Deposit (the "Trust Agreement") between EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. (the "Sponsor") and The Bank of New York (the "Trustee").*


The portfolio contains common stocks issued by substantially all of the companies which comprise the S&P 500 Index. As used herein, the term "Securities" means the common stocks (including contracts for the purchase thereof) initially deposited in the Trust Fund and described in the portfolio and any additional common stocks acquired and held by the Trust Fund pursuant to the provisions of the Trust Agreement.

On the Initial Date of Deposit, the Sponsor delivered to the Trustee Securities or contracts for the purchase thereof for deposit in the Trust. This initial deposit into the Trust consisted of at least 100 shares of each of the stocks which comprise the S&P 500 Index. During the Initial Adjustment Period, the Sponsor intends to create and maintain a Trust portfolio which duplicates, to the extent practicable, the weightings of stocks which comprise the S&P 500 Index. The Sponsor anticipates that within the Initial Adjustment Period the Trust will comprise the stocks in the S&P 500 Index in substantially the same weightings as in the S&P 500 Index. In connection with any deposit of Securities, purchase and sale transactions will be effected in accordance with computer program output showing which Securities are under- or over-represented in the Trust portfolio. Neither the Sponsor nor the Trustee will exercise any investment discretion in connection with such transactions. Precise duplication of the relationship among the Securities in the S&P 500 Index may not be achieved because it may be economically impracticable or impossible to acquire very small numbers of shares of certain stocks and because of other procedural policies of the Trust, but correlation between the performance of the S&P 500 Index and the Trust portfolio is expected to be between .97 and .99.

By investing in substantially all of the common stocks, in substantially the same proportions, which comprise the S&P 500 Index, the Trust seeks to produce investment results that generally correspond to the price and yield performance of the equity securities represented by the S&P 500 Index over the term of the Trust. Due to various factors discussed below, there, of course, can be no assurance that this objective will be met. An investment in Units of the Trust should be made with an understanding that the Trust includes payments of sales charges, fees and expenses which are not considered in public statements of the total return of the S&P 500 Index.

Subsequent to the Initial Date of Deposit, the Sponsor may deposit additional Securities or contracts to purchase additional Securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted Securities, maintaining, as closely as practicable the same proportionate relationship among the Securities in the portfolio as reflected in the S&P 500 Index. Thus, although additional Units will be issued, each Unit will continue to represent approximately a weighting of the then current components of the S&P 500 Index at any such deposit. The required percentage relationship among the Securities in the Trust Fund will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trust Fund but which does not affect the Trust Fund's percentage ownership of the common stock equity of such issuer at the time of such event. Precise duplication of the relationship among the Securities in the Trust may not be achieved because it may be economically impracticable as a result of certain economic factors and procedural policies of the Trust such as (1) price movements of the various Securities will not duplicate one another, (2) the Sponsor's current intention is to purchase shares of the Securities in round lot quantities only, (3) reinvestment of excess proceeds not needed to meet redemptions of Units may not be sufficient to acquire equal round lots of all the Securities in the Trust and (4) reinvestment of proceeds received from Securities which are no longer components of the S&P 500 Index might not result in the purchase of an equal number of shares in any replacement Security.
----------

*Reference is made to the Trust Agreement and any statement contained herein is qualified in its entirety by the provisions of the Trust Agreement.

The Trust consists of (a) the Securities listed under "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the Income and Capital Accounts. Neither the Sponsor nor the

Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on the next distribution date.

On the Initial Date of Deposit, the Sponsor delivered to the Trustee Securities or contracts for the purchase thereof for deposit in the Trust Fund. For the Securities so deposited, the Trustee delivered to the Sponsor documentation evidencing the ownership of that number of Units of the Trust Fund set forth under "Essential Information."

THE TRUST PORTFOLIO

General. The Trust portfolio will consist of as many of the S&P 500 Index stocks as is feasible in order to achieve the Trust's objective of attempting to provide investment results that duplicate substantially the total return of the S&P 500 Index. Following the Initial Adjustment Period, the Trust will be invested in no less than 95% of the S&P 500 Index stocks. Although it may be impracticable for the Trust to own certain of such stocks at any time, the Sponsor expects to maintain a correlation between the performance of the Trust portfolio and that of the S&P 500 Index of between .97 and .99. Adjustments to the Trust portfolio will be made on an ongoing basis in accordance with the computer program output to match the weightings of the Securities as closely as is feasible with their weightings in the S&P 500 Index as the Trust invests in new Securities in connection with the creation of additional Units, as companies are dropped from or added to the index or as Securities are sold to meet redemptions. These adjustments will be made on the business day following the relevant transaction in accordance with computer program output showing which of the Securities are under- or over-represented in the Trust portfolio. Adjustments may also be made from time to time to maintain the appropriate correlation between the Trust and the S&P 500 Index. The proceeds from any sale will be invested in those Securities which the computer program indicates are most under-represented in the portfolio. See "Investment Supervision."

Due to changes in the composition of the S&P 500 Index, adjustments to the Trust portfolio may be made from time to time. It is anticipated that most of such changes in the index will occur as a result of merger or acquisition activity. In such cases, the Trust, as a shareholder of an issuer which is the object of such merger or acquisition activity, will presumably receive various offers from potential acquirers of the issuer. The Trustee is not permitted to accept any such offers until such time as the issuer has been removed from the S&P 500 Index. Since, in most cases, an issuer is removed from the index only after the consummation of a merger or acquisition, it is anticipated that the Trust will generally acquire, in exchange for the stock of the deleted issuer, the consideration that is being offered to shareholders of that issuer who have not tendered their shares prior to that time. Any cash received as consideration in such transactions will be reinvested in the most under-represented Securities as determined by the computer program output. Any securities received as consideration which are not included in the S&P 500 Index will be sold as soon as practicable and will also be reinvested in the most under-represented Securities as determined by the computer program output.

In attempting to duplicate the proportionate relationships represented by the S&P 500 Index, the Sponsor does not anticipate purchasing or selling stock in quantities of less than round lots (100 shares). In addition, certain Securities may not be available in the quantities specified by the computer program. For these reasons, among others, precise duplication of the proportionate relationships in the index may not be possible but will continue to be the goal of the Trust in connection with acquisitions or dispositions of

Securities. See "Investment Supervision." As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trust portfolio and will vote such stocks in accordance with the instructions of the Sponsor except that, if the Trustee holds any of the common stock of EVEREN Capital Corporation (the parent company of EVEREN Securities, Inc.) or any other common stocks of companies which are affiliates of the Sponsor, the Trustee will vote such stock in the same proportionate relationship as all other shares of such companies are voted.

Investors should note that the Trust is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation, express or implied, to the Trust or Unitholders regarding the advisability of investing in index or unit investment trusts generally or in the Trust specifically or the ability of the S&P 500 Index to track general stock market performance.

Although there can be no assurance that such Securities will appreciate in value over the life of the Trust, over time stock investments have generally out-performed most other asset classes. However, it should be remembered that common stocks carry greater risks, including the risk that the value of an investment can decrease (see "Risk Factors--Certain Investment Considerations"), and past performance is no guarantee of future results.

THE S&P 500 INDEX. The S&P 500 Index is composed of 500 selected common stocks, most of which are listed on the New York Stock Exchange. This well-known index, originally consisting of 233 stocks in 1923, was expanded to 500 stocks in 1957 and was restructured in 1976 to a composite consisting of industrial, utility, financial and transportation market sectors. It contains a variety of companies with diverse capitalization, market-value weighted to represent the overall market. The index represents over 70% of U.S. stock market capitalization. The index is often used as a benchmark of general market activity and is currently one of the U.S. Commerce Department's leading economic indicators. As of September 29, 1995, the S&P 500 Index was comprised of the following industry sectors: Industrials (75.7%), Utilities (9.7%), Financials (12.9%) and Transportation (1.7%). As of September 29, 1995, the companies in the S&P 500 Index were listed on the following stock exchanges in the amounts indicated:
New York Stock Exchange--455 companies (93%), NASDAQ--39 companies (6%) and American Stock Exchange--6 companies (1%). Additionally, the S&P 500 Index represents approximately 74% of the aggregate market value of common stocks traded on the New York Stock Exchange. At present, the mean market capitalization of the companies in the S&P 500 Index is approximately $5.6 billion. As of September 30, 1995, the S&P 500 Index had a total market value of $4.309 trillion.

The following chart graphically depicts the Year-End Index Value for the S&P 500 Index for the period shown. The Year-End Index Values are computed as described in the table which follows. Investors should note that the chart represents past performance of the S&P 500 Index and not the past or future performance of the Trust (which includes certain fees and expenses). Past performance is, of course, no guarantee of future results.

                                      LOGO

Source: Standard & Poor's.

The following table shows the performance of the S&P 500 Index for 1960 through November 3, 1995. Stock prices fluctuated widely during the period and were higher at the end than at the beginning. The results shown should not be considered as a representation of the income yield or capital gain or loss which may be generated by the S&P 500 Index in the future.

                                                                                   YEAR-END
                                                                                 INDEX VALUE
                                        YEAR-END                                  DIVIDENDS
                            YEAR-END   INDEX VALUE CHANGE IN INDEX AVERAGE YIELD  REINVESTED
YEAR                      INDEX VALUE* 1960 = 100     FOR YEAR       FOR YEAR*   1960 = 100**
----                      ------------ ----------- --------------- ------------- ------------
1960....................      58.11       100.00           --%         3.47%         100.00
1961....................      71.55       123.13        23.13          2.98          126.79
1962....................      63.10       108.59        11.81          3.37          115.71
1963....................      75.02       129.10        18.89          3.17          141.93
1964....................      84.75       145.84        12.97          3.01          165.09
1965....................      92.43       159.06         9.06          3.00          185.48
1966....................      80.33       138.24        13.09          3.40          165.11
1967....................      96.47       166.01        20.09          3.20          204.54
1968....................     103.86       178.73         7.66          3.07          227.00
1969....................      92.06       158.42        11.36          3.24          207.89
1970....................      92.15       158.58         0.10          3.83          216.06
1971....................     102.09       110.79        10.79          3.33          247.52
1972....................     118.05       128.11        15.63          3.09          294.30
1973....................      97.55       105.86       -17.37          2.86          250.83
1974....................      68.56        74.40       -29.72          3.69          184.64
1975....................      90.19        97.87        31.55          5.37          253.25
1976....................     107.46       116.61        19.15          4.49          312.94
1977....................      95.10       103.20       -11.50          4.35          289.72
1978....................      96.11       104.30         1.06          5.33          308.20
1979....................     107.94       117.14        12.31          5.88          364.29
1980....................     135.76       147.33        25.77          5.74          481.86
1981....................     122.55       132.99       - 9.73          4.88          457.72
1982....................     140.64       152.62        14.76          5.61          555.84
1983....................     164.93       178.98        17.27          5.04          680.24
1984....................     167.24       181.49         1.40          4.49          721.73
1985....................     211.28       229.28        26.33          4.72          949.59
1986....................     242.17       262.80        14.62          3.92        1,125.83
1987....................     247.08       278.97         2.03          3.64        1,183.25
1988....................     277.72       301.38        12.40          3.79        1,379.78
1989....................     353.40       383.51        27.25          3.98        1,617.04
1990....................     330.22       358.35       - 6.56          3.42        1,760.71
1991....................     417.09       452.62        26.31          3.70        2,297.20
1992....................     435.71       749,79         4.46          2.97        2,472.25
1993....................     466.45       802.70         7.06          2.78        2,721.45
1994....................     459.27       790.53       - 1.54          2.42        2,757.25
1995 through November 3,
 1995...................     590.57     1,016.53        28.59           N/A             N/A

----------

* Source: Standard & Poor's. The Year-End Index Value for 1959 was $59.89. Yields are obtained by dividing the aggregate cash dividends by the aggregate market value of the stocks in the index at the beginning of the period, assuming no reinvestment of dividends.
** Assumes that cash distributions on the securities which comprise the S&P
   500 Index are treated as reinvested in the S&P 500 Index as of the end of each month following the payment of the dividend. Because the Trust is sold to the public at net asset value plus the applicable sales charge and the expenses of the Trust are deducted before making distributions to Unitholders, investment in the Trust would have resulted in investment performance to Unitholders somewhat reduced from that reflected in the above table. In addition certain Unitholders may not elect to purchase additional Units pursuant to the Trust's reinvestment plan, and to that extent cash distributions representing dividends on the index stocks may not be reinvested in other index stocks.

The weightings of stocks in the S&P 500 Index are primarily based on each stock's relative total market value; that is, its market price per share times the number of shares outstanding. The S&P 500 Index currently represents over 70% of the total market capitalization of stocks traded in the United States. Stocks are generally selected for the portfolio in the order of their weightings in the S&P 500 Index, beginning with the heaviest-weighted stocks. It is anticipated that at the end of the Initial Adjustment Period, the percentage of the Trust's assets invested in each stock will be approximately the same as the percentage it represents in the S&P 500 Index.

The Trust has entered into a license agreement with Standard & Poor's (the "License Agreement"), under which the Trust is granted licenses to use the trademark and tradename "S&P 500" and other trademarks and tradenames, to the extent the Sponsor deems appropriate and desirable under federal and state securities laws to indicate the source of the index as a basis for determining the composition of the Trust's portfolio. As consideration for the grant of the license, the Trust will pay to Standard & Poor's an annual fee equal to .02% of the average net asset value of the Trust (or, if greater, $10,000). The License Agreement permits the Trust to substitute another index for the S&P 500 Index in the event that Standard & Poor's ceases to compile and publish that index. In addition, if the index ceases to be compiled or made available or the anticipated correlations between the Trust and the index is not maintained, the Sponsor may direct that the Trust continue to be operated using the S&P 500 Index as it existed on the last date on which it was available or may direct that the Trust Agreement be terminated (see "Administration of the Trust-- Amendment and Termination").

Neither the Trust nor the Unitholders are entitled to any rights whatsoever under the foregoing licensing arrangements or to use any of the covered trademarks or to use the S&P 500 Index, except as specifically described herein or as may be specified in the Trust Agreement.

The Trust is not sponsored, endorsed, sold or promoted by Standard & Poor's ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trust or any member of the public regarding the advisability of investing in securities generally or in the Trust particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to the Licensee or the Trust. S&P has no obligation to take the needs of the Licensee or the owners of the Trust into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trust or the timing of the issuance or sale of the Trust or in the determination or calculation of the equation by which the Trust is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trust.

S&P does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included therein and S&P shall have no liability for any errors, omissions, or interruptions therein. S&P makes no warranty, express or implied, as to results to be obtained by the Sponsor, the Trust, any person or any entity from the use of the S&P 500 Index or any data included therein. S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use, with respect to the S&P 500 Index or any data included therein. Without limiting any of the foregoing, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages. Standard & Poor's(R)", "S&P(R)", "S&P 500(R)", "Standard & Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the Trust. The Trust is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Trust.

Information on the S&P 500 Index contained in this Prospectus, as further updated, may also be included from time to time in other prospectuses or in advertising material. The performance of the Trust or of the S&P 500 Index (provided information is also given reflecting the performance of the Trust in comparison to that index) may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey (the leading data base of tax-exempt assets consisting of over 4,000 portfolios with total assets of $250 billion) or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales charge and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the NASDAQ Composite Index (an unmanaged index of over-the-counter stocks) or similar measurement standards during the same period of time.

RISK FACTORS

General. The Trust Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of equity securities with greater diversification than they might be able to acquire individually. An investment in Units of the Trust Fund should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus, in the value of the Units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Certain Investment Considerations. Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by the portfolio have a right to receive dividends only when and if, and in the amounts, declared by the issuer's Board of Directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's Board of Directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the Securities in the portfolios thus may be expected to fluctuate over the entire life of the Trust Fund to values higher or lower than those prevailing on the Initial Date of Deposit.

Whether or not the Securities are listed on a national security exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust Fund is restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of the Trust Fund will be adversely affected if trading markets for the Securities are limited or absent.

Investors should note that additional Units may be offered to the public. This may have an effect upon the value of previously existing Units. To create additional Units the Sponsor will purchase additional Securities. Brokerage fees incurred in purchasing such Securities will be an expense of the Trust. Thus, payment of brokerage fees by the Trust will affect the value of every Unit and the net income per Unit received by the Trust. In particular, Unitholders who purchase Units during the primary offering period of the Units would experience a dilution of their investment as a result of any brokerage fees paid by the Trust during subsequent deposits of additional Securities.

Litigation and Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unitholders are urged to consult their own tax advisers. Further, at any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the Securities in the Trust Fund or the issuers of the Securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the Trust Fund or will not impair the ability of issuers to achieve their business goals.

FEDERAL TAX STATUS

The Trust has elected and intends to qualify on a continuing basis for special federal income tax treatment as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). If the Trust so qualifies and timely distributes to Unitholders 90% or more of its taxable income (without regard to its net capital gain, i.e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to Unitholders. In addition, to the extent the Trust timely distributes to Unitholders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies." Because the Trust intends to timely distribute its taxable income (including any net capital gain), it is anticipated that the Trust will not be subject to federal income tax or the excise tax. Although all or a portion of the Trust's taxable income (including any net capital gain) for the taxable year may be distributed to Unitholders shortly after the end of the calendar year, such a distribution will be treated for federal income tax purposes as having been received by Unitholders during the calendar year just ended.

Distributions to Unitholders of the Trust's taxable income (other than its net capital gain) will be taxable as ordinary income to Unitholders. To the extent that distributions to a Unitholder in any year exceed the Trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the Unitholder's basis in his Units and, to the extent that they exceed his basis, will be treated as a gain from the sale of his Units as discussed below.

Distributions of the Trust's net capital gain which are properly designated as capital gain dividends by the Trust will be taxable to Unitholders as long-term capital gain, regardless of the length of time the Units have been held by a Unitholder. A Unitholder may recognize a taxable gain or loss if the Unitholder sells or redeems his Units. Any gain or loss arising from (or treated as arising from) the sale or redemption of Units will generally be a capital gain or loss, except in the case of a dealer or a financial institution. For taxpayers other than corporations, net capital gains are presently subject to a maximum stated marginal tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. A capital loss is long-term if the asset is held for more than one year and short-term if held for one year or less. If a Unitholder holds Units for six months or less and subsequently sells such Units at a loss, the loss will be treated as a long-term capital loss to the extent that any long-term capital gain distribution is made with respect to such Units during the six-month period or less that the Unitholder owns the Units.

The Revenue Reconciliation Act of 1993 (the "Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Act, the Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

Distributions which are taxable as ordinary income to Unitholders will constitute dividends for federal income tax purposes. When Units are held by corporate Unitholders, Trust distributions may qualify for the 70% dividends-received deduction, subject to the limitations otherwise applicable to the availability of the deduction, to the extent the distribution is attributable to dividends received by the Trust from United States corporations (other than real estate investment trusts) and is designated by the Trust as being eligible for such deduction. To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. The Trust will provide each Unitholder with information annually concerning what part of Trust distributions are eligible for the dividends received deduction.



Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by the Trust so long as the Units are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the Units are held by fewer than 500 persons, additional taxable income may be realized by the individual (and other noncorporate) Unitholders in excess of the distributions received by the Trust.

Distributions reinvested into additional Units of the Trust will be taxed to a Unitholder in the manner described above (i.e., as ordinary income, long-term capital gain or as a return of capital).

Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

The federal tax status of each year's distributions will be reported to Unitholders and to the Internal Revenue Service. The foregoing discussion relates only to the federal income tax status of the Trust and to the tax treatment of distributions by the Trust to United States Unitholders. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers. Units in the Trust and Trust distributions may also be subject to state and local taxation and Unitholders should consult their own tax advisers in this regard.

Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE. During the initial offering period, Units of the Trust Fund are offered at the Public Offering Price which is based on the aggregate underlying value of the Securities in the Trust Fund (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities) and includes the initial sales charge, if any, as
described below plus a pro rata share of an     y accumulated dividends in the
Income Account of the Trust. The Maximum Sales Charge consists of three portions: (1) an Initial Sales Charge which may be assessed on all purchases commencing January 1, 1997; (2) an annual Deferred Sales Charge which will be assessed only during the first five years of the Trust's life; and (3) an Annual Sales Charge which will be assessed for the duration of the Trust. The Initial Sales Charge per Unit will be an amount equal to the difference between $0.375 and that portion of the total Deferred Sales Charge remaining to be paid. The total Deferred Sales Charge will be $0.375 per Unit which will be assessed annually in the amount of $0.075 per Unit. The Deferred Sales Charge will be assessed each December 31, commencing December 31, 1996 and continuing through December 31, 2000. The Annual Sales Charge will be $0.025 per Unit per year and will be assessed on a quarterly basis. The Deferred Sales Charge and Annual Sales Charge payments will accrue daily from the time a person becomes the owner of Units and it is the current intent of the Sponsor that such payments will be paid from funds in the Income Account, if sufficient, or from the periodic sale of Securities. If Units are purchased during 1995 and held until the mandatory termination of the Trust in 2011, the total sales charge paid will be $0.754 per Unit. Unitholders disposing of their Units prior to such time as the entire Deferred Sales Charge on such Units has been collected will be assessed the amount of the Deferred Sales Charge payments remaining at the time of such disposition. In the secondary market, Units are offered at the Public Offering Price which is based on the aggregate underlying value of the Securities in the Trust Fund (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities) and includes the sales charge described above plus a pro rata share of any accumulated dividends. Such underlying value shall also include the proportionate share of any undistributed cash held in the Capital Account of the Trust.

The Sponsor intends to permit officers, directors and employees of the Sponsor and its affiliates and registered representatives of selling firms to purchase Units of the Trust Fund subject only to the deferred sales charges as described above.

As indicated above, the initial Public Offering Price of the Units was established by dividing the aggregate underlying value of the Securities by the number of Units outstanding. Such underlying value shall include the proportionate share of any cash held in the Capital Account. Such price determination as of the opening of business on the Initial Date of Deposit was made on the basis of an evaluation of the Securities in the Trust prepared by the Trustee. After the opening of business on the Initial Date of Deposit, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities as of 3:15 P.M. Central time on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the Trustee, Sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

The value of the Securities is determined on each business day by the Evaluator based on the last sale prices for Securities listed on a national stock exchange or, if not so listed, on the last offer (or bid in the secondary market) prices on the over-the-counter market or by taking into account the same factors referred to under "Redemption--Computation of Redemption Price."

The minimum purchase in both the primary and secondary markets is 100 Units.

PUBLIC DISTRIBUTION OF UNITS. During the initial offering period, Units of the Trust Fund will be distributed to the public at the Public Offering Price thereof. Upon the completion of the initial offering, Units which remain unsold or which may be acquired in the secondary market (see "Market for Units") may be offered at the Public Offering Price determined in the manner provided above.

The Sponsor intends to qualify Units of the Trust Fund for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the Public Offering Price as set forth below. Certain commercial banks are making Units of the Trust Fund available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks in the amounts shown below. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Fund Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. The Sponsor reserves the right to change the discounts set forth below from time to time. In addition to such discounts, the Sponsor may, from time to time, pay or allow an additional discount, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of Units of the Trust and other unit investment trusts underwritten by the Sponsor. At various times the Sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of Units of the Trust Fund. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust Fund. These programs will not change the price Unitholders pay for their Units or the amount that the Trust Fund will receive from the Units sold. The difference between the discount and the sales charge will be retained by the Sponsor.

The primary market concessions or agency commissions will be $0.20 per Unit which will be advanced to the brokers, dealers or agents and will be repaid from funds derived from the Deferred Sales Charge. The remainder of the Deferred Sales Charge will be retained by the Sponsor. During the first year, the Sponsor will retain the entire annual amount of the Annual Sales Charge. Commencing January 1, 1997, and throughout the remaining period in which the Annual Sales Charge is being collected, the selling broker of record for each Unit will receive an additional amount equal to $0.02 paid from funds derived from the Annual Sales Charge. The Sponsor will retain any remaining Annual Sales Charge amounts.

Volume concessions of up to $0.01 per Unit can be earned as a marketing allowance at the discretion of the Sponsor by firms who reach cumulative firm sales arrangement levels of at least $1,000,000 through December 31, 1995. After a firm has met the minimum volume level, volume concessions may be given on all trades originated from or by that firm, including those placed prior to reaching the minimum volume level, and may continue to be given during the entire initial offering period. Firm sales of any EVEREN equity trust series issued simultaneously can be combined for the purposes of achieving the volume discount. Only sales through EVEREN qualify for volume discounts and secondary purchases do not apply. EVEREN Unit Investment Trusts reserves the right to modify or change those parameters at any time and make the determination of which firms qualify for the marketing allowance and the amount paid.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

SPONSOR PROFITS. The Sponsor will receive gross sales charges equal to the percentage of the Public Offering Price of the Units of the Trust Fund as stated under "Public Offering Price." In addition, the Sponsor may realize a profit (or sustain a loss) as of the Initial Date of Deposit resulting from the difference between the purchase prices of the Securities to the Sponsor and the cost of such Securities to the Trust Fund, which is based on the evaluation of the Securities on the Initial Date of Deposit. Thereafter, on subsequent deposits the Sponsor may realize profits or sustain losses from such deposits. See "Portfolio." The Sponsor may realize additional profits or losses during the initial offering period on unsold Units as a result of changes in the daily market value of the Securities in the Trust Fund.

MARKET FOR UNITS

After the initial offering period, while not obligated to do so, the Sponsor intends to, subject to change at any time, maintain a market for Units of the Trust Fund offered hereby and to continuously offer to purchase said Units at prices, determined by the Evaluator, based on the bid value of the underlying Securities. To the extent that a market is maintained during the initial offering period, the prices at which Units will be repurchased will be based upon the aggregate offering side evaluation of the Securities in the Trust. The aggregate bid prices of the underlying Securities are expected to be less than the related aggregate offering prices (which is the evaluation method used during the initial public offering period). Accordingly, Unitholders who wish to dispose of their Units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof. The offering price of any Units resold by the Sponsor will be in accord with that described in the currently effective prospectus describing such Units. Any profit or loss resulting from the resale of such Units will belong to the Sponsor. The Sponsor may suspend or discontinue purchases of Units of the Trust Fund if the supply of Units exceeds demand, or for other business reasons.

REDEMPTION

GENERAL. A Unitholder who does not dispose of Units in the secondary market described above may cause Units to be redeemed by the Trustee by making a written request to the Trustee at its corporate trust office in the city of New York and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, properly endorsed or accompanied by a written instrument or instruments of transfer in form satisfactory to the Trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be redeemed. If the amount of the redemption is $25,000 or less and the proceeds are payable to the Unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. A certificate should only be sent by registered or certified mail for the protection of the Unitholder. Since tender of the certificate is required for redemption when one has been issued, Units represented by a certificate cannot be redeemed until the certificate representing such Units has been received by the purchasers.

Redemption shall be made by the Trustee on the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the Redemption Price for the Trust Fund, determined as set forth below under "Computation of Redemption Price," as of the evaluation time stated under "Essential Information," next following such tender, multiplied by the number of Units being redeemed. Any Units redeemed shall be cancelled and any undivided fractional interest in the Trust Fund extinguished. The price received upon redemption might be more or less than the amount paid by the Unitholder depending on the value of the Securities in the Trust Fund at the time of redemption.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, any time a Unitholder elects to tender Units for redemption, such Unitholder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of the Trust Fund to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for the Trust Fund. The Trustee is empowered to sell Securities for the Trust Fund in order to make funds available for the redemption of Units of the Trust Fund. Such sale may be required when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. To the extent Securities are sold, the size and diversity of the Trust Fund will be reduced.

To the extent that Securities are sold, the size and diversity of the Trust Fund will be reduced but each remaining Unit will continue to represent approximately the same proportional interest in each Security. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption.

The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the Trustee of Securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying Securities in accordance with the Trust Agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

COMPUTATION OF REDEMPTION PRICE. The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the last sale price of the Securities in the Trust Fund. On the Initial Date of Deposit, the Public Offering Price per Unit (which is based on the underlying offering prices of the Securities and includes the sales charge) exceeded the value at which Units could have been redeemed by the amount shown under "Essential Information." While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in the Trust Fund determined on the basis of (i) the cash on hand in the Trust Fund or monies in the process of being collected and (ii) the value of the Securities in the Trust Fund less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) any amount owing to the Trustee for its advances and (c) the accrued expenses of the Trust. The Evaluator may determine the value of the Securities in the Trust Fund in the following manner: if the Security is listed on a national securities exchange, the evaluation will generally be based on the last sale price on the exchange (unless the Evaluator deems the price inappropriate as a basis for evaluation). If the Security is not so listed or, if so listed and the principal market for the Security is other than on the exchange, the evaluation will generally be made by the Evaluator in good faith based on the last bid price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation) or, if a bid price is not available, (1) on the basis of the current bid price for comparable securities, (2) by the Evaluator's appraising the value of the Securities in good faith at the bid side of the market or (3) by any combination thereof. See "Public Offering of Units--Public Offering Price."

RETIREMENT PLANS

The Trust Fund may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans, certain of which are briefly described below.

Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The Trust will waive the $1,000 minimum investment requirement for IRA accounts. The minimum investment is $250 for tax-deferred plans such as IRA accounts. Fees and charges with respect to such plans may vary.

Individual Retirement Account--IRA. Any individual under age 70 1/2 may contribute the lesser of $2,000 or 100% of compensation to an IRA annually. Such contributions are fully deductible if the individual (and spouse if filing jointly) are not covered by a retirement plan at work. The deductible amount an individual may contribute to an IRA will be reduced $10 for each $50 of adjusted gross income over $25,000 ($40,000 if married, filing jointly or $0 if married, filing separately), if either an individual or their spouse (if married, filing jointly) is an active participant in an employer maintained retirement plan. Thus, if an individual has adjusted gross income over $35,000 ($50,000 if married, filing jointly or $0 if married, filing separately) and if an individual or their spouse is an active participant in an employer maintained retirement plan, no IRA deduction is permitted. Under the Code, an individual may make nondeductible contributions to the extent deductible contributions are not allowed. All distributions from an IRA (other than the return of certain excess contributions) are treated as ordinary income for Federal income taxation purposes provided that under the Code an individual need not pay tax on the return of nondeductible contributions, the amount includable in income for the taxable year is the portion of the amount withdrawn for the taxable year as the individual's aggregate nondeductible IRA contributions bear to the aggregate balance of all IRAs of the individual.

A participant's interest in an IRA must be, or commence to be, distributed to the participant not later than April 1 of the calendar year following the year during which the participant attains age 70 1/2. Distributions made before attainment of age 59 1/2, except in the case of the participant's death or disability, or where the amount distributed is to be rolled over to another IRA, or where the distributions are taken as a series of substantially equal periodic payments over the participant's life or life expectancy (or the joint lives or life expectancies of the participant and the designated beneficiary) are generally subject to a surtax in an amount equal to 10% of the distribution. The amount of such periodic payments may not be modified before the later of five years or attainment of age 59 1/2. Excess contributions are subject to an annual 6% excise tax.

IRA applications, disclosure statements and trust agreements are available from the Sponsor upon request.

Qualified Retirement Plans. Units of the Trust may be purchased by qualified pension or profit sharing plans maintained by corporations, partnerships or sole proprietors. The maximum annual contribution for a participant in a money purchase pension plan or to paired profit sharing and pension plans is the lesser of 25% of compensation or $30,000. Prototype plan documents for establishing qualified retirement plans are available from the Sponsor upon request.

Excess Distributions Tax. In addition to the other taxes due by reason of a plan distribution, a tax of 15% may apply to certain aggregate distributions from IRAs, Keogh plans, and corporate retirement plans to the extent such aggregate taxable distributions exceed specified amounts (generally $150,000, as adjusted) during a tax year. This 15% tax will not apply to distributions on account of death, qualified domestic relations orders or amounts rolled over to an eligible plan. In general, for lump sum distributions the excess distribution over $750,000 (as adjusted) will be subject to the 15% tax.

The Trustee has agreed to act as custodian for certain retirement plan accounts. An annual fee of $12.00 per account, if not paid separately, will be assessed by the Trustee and paid through the liquidation of shares of the reinvestment account. An individual wishing the Trustee to act as custodian must complete a EVEREN UIT/IRA application and forward it along with a check made payable to The Bank of New York. Certificates for Individual Retirement Accounts can not be issued.

UNITHOLDERS

OWNERSHIP OF UNITS. Ownership of Units of the Trust Fund will not be evidenced by certificates unless a Unitholder, the Unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the Trustee. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presenting and surrendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be transferred. Such signatures must be guaranteed as stated under "Redemption--General."

Units may be purchased and certificates, if requested, will be issued in denominations of one Unit or any multiple thereof, subject to the Trust's minimum investment requirement of 100 Units or $1,000. Fractions of Units, if any, will be computed to three decimal places. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the Trustee. The Trustee may require a Unitholder to pay a reasonable fee, to be determined in the sole discretion of the Trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The Trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity (generally amounting to 3% of the market value of the Units), affidavit of loss, evidence of ownership and payment of expenses incurred.

DISTRIBUTIONS TO UNITHOLDERS. Income received by the Trust is credited by the Trustee to the Income Account of the Trust. Other receipts are credited to the Capital Account of the Trust. Income received by the Trust will be distributed on or shortly after the 15th day of January, April, July and October of each year on a pro rata basis to Unitholders of record as of the preceding record date (which will be the first day of the related month). All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, amounts from the Capital Account of the Trust, if any, will be distributed at least annually to the Unitholders then of record. Proceeds received from the disposition of any of the Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The Trustee shall be required to make a distribution from the Capital Account as described under "Essential Information" if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 Units. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The Trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

The distribution to the Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by the Trust at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of Units, and thereby a Unitholder of record, on the date of settlement provided payment has been received. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

As of the first day of each month, the Trustee will deduct from the Income Account of the Trust and, to the extent funds are not sufficient therein, from the Capital Account of the Trust amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Expenses of the Trust"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts of the Trust such amounts as may be necessary to cover redemptions of Units.

DISTRIBUTION REINVESTMENT. Unitholders who purchase greater than 2,500 Units or $25,000 of Units of the Trust may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional Units of the Trust subject only to any Deferred Sales Charge and the Annual Sales Charge, as described in "Public Offering of Units." In addition, all Unitholders of the Trust may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested without charge in shares of any one of several front-end load mutual funds underwritten or advised by Kemper Financial Services, Inc. at net asset value if such funds are registered in such Unitholder's state of residence, other than those mutual funds sold with a contingent deferred sales charge. Since the portfolio securities and investment objectives of such Kemper-advised mutual funds generally will differ significantly from those of the Trust Fund, Unitholders should carefully consider the consequences before selecting such mutual funds for reinvestment. Detailed information with respect to the investment objectives and the management of such mutual funds is contained in their respective prospectuses, which can be obtained from the Sponsor upon request. An investor should read the prospectus of the reinvestment fund selected prior to making the election to reinvest. Unitholders who desire to have such distributions automatically reinvested should inform their broker at the time of purchase or should file with the Program Agent referred to below a written notice of election.

Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the Record date applicable to any distribution in order to be in effect for such Record Date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent. See "Unitholders--Distributions to Unitholders."

The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its corporate trust office.

STATEMENTS TO UNITHOLDERS. With each distribution, the Trustee will furnish or cause to be furnished to each Unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit.

The accounts of the Trust Fund are required to be audited annually, at the Trust Fund's expense, by independent public accountants designated by the Sponsor, unless the Sponsor determines that such an audit would not be in the best interest of the Unitholders of the Trust Fund. The accountants' report will be furnished by the Trustee to any Unitholder of the Trust Fund upon written request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unitholder of the Trust Fund a statement, covering the calendar year, setting forth for the Trust Fund:

vA. As to the Income Account:

1. Income received;

2. Deductions for applicable taxes and for fees and expenses of the Trust and for redemptions of Units, if any; and

3. The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; and

B. As to the Capital Account:

1. The dates of disposition of any Securities and the net proceeds received therefrom;

2. Deductions for payment of applicable taxes and fees and expenses of the Trust held for distribution to Unitholders of record as of a date prior to the determination; and

3. The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; and

C. The following information:

1. A list of the Securities as of the last business day of such calendar year;

2. The number of Units outstanding on the last business day of such calendar year;

3. The Redemption Price based on the last evaluation made during such calendar year;

4. The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for each such distribution.

RIGHTS OF UNITHOLDERS. A Unitholder may at any time tender Units to the Trustee for redemption. The death or incapacity of any Unitholder will not operate to terminate the Trust Fund nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of the Trust Fund.

No Unitholder shall have the right to control the operation and management of the Trust Fund in any manner, except to vote with respect to the amendment of the Trust Agreement or termination of the Trust Fund.

INVESTMENT SUPERVISION

The Trust Fund is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The portfolio of the Trust Fund, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from the portfolio.

As a general rule, the only purchases and sales that will be made with respect to the Trust's portfolio will be those necessary to maintain, to the extent feasible, a portfolio which reflects the current components of the S&P 500 Index, taking into consideration redemptions, sales of additional Units and the other adjustments referred to elsewhere in this prospectus. See "Trust Portfolio--General." Such purchases and sales will be made in accordance with the computer program utilized to maintain the portfolio, the Trust Agreement and procedures to be specified by the Sponsor. The Sponsor may direct the Trustee to dispose of Securities and either to acquire other Securities through the use of the proceeds of such disposition in order to make changes in the portfolio or to distribute the proceeds of such disposition to Unitholders (i) as necessary to reflect any additions to or deletions from the S&P 500 Index,
(ii) as may be necessary to establish a closer correlation between the Trust portfolio and the S&P 500 Index or (iii) as may be required for purposes of distributing to Unitholders, when required, their pro rata share of any net realized capital gains or as the Sponsor may otherwise determine. As a policy matter, the Sponsor currently intends to direct the Trustee to acquire round lots of shares of the Securities rather than odd lot amounts. Any funds not used to acquire round lots will be held for future purchases of shares, for redemptions of Units or for distributions to Unitholders. In the event the Trustee receives any securities or other properties relating to the Securities (other than normal dividends) acquired in exchange for Securities such as those acquired in connection with a reorganization, recapitalization, merger or other transaction, the Trustee is directed to sell such securities or other property and reinvest the proceeds in shares of the Security for which such securities or other property relates, or if such Security is thereafter removed from the S&P 500 Index, in any new security which is added as a component of the S&P 500 Index. In addition, the Sponsor will instruct the Trustee to dispose of certain Securities and to take such further action as may be needed from time to time to ensure that the Trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code, and as may be needed from time to time to avoid the imposition of any excise tax on the Trust as a regulated investment company.

Proceeds from the sale of Securities (or any securities or other property received by the Trust in exchange for Securities) are credited to the Capital Account for distribution to Unitholders or to meet redemptions. Except as stated under "The Trust Fund" for failed securities and as provided herein, the acquisition by the Trust of any securities other than the Securities is prohibited. The Trustee may sell Securities, designated by the Sponsor, from the Trust Fund for the purpose of redeeming Units of the Trust Fund tendered for redemption and the payment of expenses.

ADMINISTRATION OF THE TRUST

THE TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of the Trust Fund. For information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Unitholders."

In accordance with the Trust Agreement, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of Units held by, every Unitholder of the Trust Fund. Such books and records shall be open to inspection by any Unitholder of the Trust Fund at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during usual business hours by any Unitholder, together with a current list of the Securities held in the Trust Fund. Pursuant to the Trust Agreement, the Trustee may employ one or more agents for the purpose of custody and safeguarding of Securities comprising the Trust Fund.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trust created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor.

The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may at any time remove the Trustee, with or without cause, and appoint a successor trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

THE SPONSOR. The Sponsor, EVEREN Unit Investment Trusts, with an office at 77 West Wacker Drive, 29th Floor, Chicago, Illinois 60601, (800) 621-5024, is a service of EVEREN Securities, Inc. EVEREN Securities, Inc. was formerly known as Kemper Securities, Inc. The Sponsor acts as underwriter of a number of other EVEREN unit investment trusts and will act as underwriter of any other unit investment trust products developed by the Sponsor in the future. As of December 31, 1994, the total stockholder's equity of EVEREN Securities, Inc. was $252,676,937.

If at any time the Sponsor shall fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (a) appoint a successor sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the Trust Agreement and liquidate the Trust Fund as provided therein, or (c) continue to act as Trustee without terminating the Trust Agreement.

The foregoing financial information with regard to the Sponsor relates to the Sponsor only and not to the Trust Fund. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations with respect to the Trust Fund. More comprehensive financial information can be obtained upon request from the Sponsor.

THE EVALUATOR. EVEREN Unit Investment Trusts, the Sponsor, also serves as Evaluator. The Evaluator may resign or be removed by the Trustee in which event the Trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the Trustee to each Unitholder.

AMENDMENT AND TERMINATION. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the Unitholders. The Trust Agreement with respect to the Trust Fund may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the holders of Units representing 66 2/3% of the Units then outstanding of the Trust Fund, provided that no such amendment or waiver will reduce the interest of any Unitholder thereof without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders of the Trust Fund. In no event shall the Trust Agreement be amended to increase the number of Units of the Trust Fund issuable thereunder or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in the Trust Fund, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders of the substance of any such amendment.

The Trust Agreement provides that the Trust Fund shall terminate upon the liquidation, redemption or other disposition of the last of the Securities held in the Trust Fund but in no event is it to continue beyond the Mandatory Termination Date set forth under "Essential Information." If the value of the Trust Fund shall be less than the applicable minimum value stated under "Essential Information" (40% of the aggregate value of the Securities--based on the value at the date of deposit of such Securities into the Trust Fund), the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust Fund. The Trust Fund may be terminated at any time by the holders of Units representing 66 2/3% of the Units thereof then outstanding.

No later than the Mandatory Termination Date set forth under "Essential Information," the Trustee will begin to sell all of the remaining underlying Securities on behalf of Unitholders in connection with the termination of the Trust Fund. The Sponsor has agreed to assist the Trustee in these sales. The sale proceeds will be net of any incidental expenses involved in the sales.

The Sponsor will attempt to sell the Securities as quickly as it can during the termination proceedings without in its judgment materially adversely affecting the market price of the Securities, but it is expected that all of the Securities will in any event be disposed of within a reasonable time after the Trust's termination. The Sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the Securities being sold. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

It is expected (but not required) that the Sponsor will generally follow the following guidelines in selling the Securities: for highly liquid Securities, the Sponsor will generally sell Securities on the first day of the Liquidation Period; for less liquid Securities, on each of the first two days of the termination proceedings, the Sponsor will generally sell any amount of any underlying Securities at a price no less than 1/2 of one point under the last closing sale price of those Securities. Thereafter, the price limit will increase to one point under the last closing sale price. After four days, the Sponsor currently intends to sell at least a fraction of the remaining underlying Securities, the numerator of which is one and the denominator of which is the total number of days remaining (including that day) in the termination proceedings without any price restrictions. Of course, no assurances can be given that the market value of the Securities will not be adversely affected during the termination proceedings.

In the event of termination of the Trust Fund, written notice thereof will be sent by the Trustee to all Unitholders of the Trust Fund. Within a reasonable period after termination, the Trustee will sell any Securities remaining in the Trust Fund and, after paying all expenses and charges incurred by the Trust Fund, will distribute to Unitholders thereof (upon surrender for cancellation of certificates for Units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the Trust Fund.

LIMITATIONS ON LIABILITY. The Sponsor: The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the Unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities.

The Trustee: The Trust Agreement provides that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of monies, Securities or certificates except by reason of its own negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the Trust Agreement, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereof. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Evaluator: The Trustee and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. The Trust Agreement provides that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or Unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement.

EXPENSES OF THE TRUST

The Sponsor will not charge the Trust any fees for services performed as Sponsor. The Sponsor will receive a portion of the sale commissions paid in connection with the purchase of Units and will share in profits, if any, related to the deposit of Securities in the Trust Fund.

The Trustee receives for its services that fee set forth under "Essential Information." The Trustee's fee which is calculated monthly is based on the largest number of Units outstanding during the calendar year for which such compensation relates. The Trustee's fees are payable monthly on or before the fifteenth day of the month from the Income Account to the extent funds are available and then from the Capital Account. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust Fund is expected to result from the use of these funds.

For evaluation of the Securities in the Trust Fund, the Evaluator shall receive that fee set forth under "Essential Information", payable monthly, based upon the largest number of Units outstanding during the calendar year for which such compensation relates.

The Trustee's fees and the Evaluator's fees are deducted from the Income Account of the Trust Fund to the extent funds are available and then from the Capital Account. Each such fee may be increased without approval of Unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

The Licensor receives an annual fee from the Trust equal to the greater of .02% of the average net asset value of the Trust or $10,000. This fee covers the license to the Fund of the use of various trademarks and trade names as described under "Trust Portfolio--The S&P 500 Index." In addition, the Trust will pay approximately $45,000 per year for access to independent computer services that track the S&P 500 Index.

Expenses incurred in establishing the Trust, including the cost of the initial preparation of documents relating to the Trust (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by the Trust and amortized over a five year period. The following additional charges are or may be incurred by the Trust Fund: (a) fees for the Trustee's extraordinary services; (b) expenses of the Trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of Securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the Trustee to protect the Trust or the rights and interests of the Unitholders; (e) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of the Trust not resulting from gross negligence, bad faith or willful misconduct on its part or its reckless disregard for its obligations under the Trust Agreement; (f) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement; and (g) expenditures incurred in contacting Unitholders upon termination of the Trust Fund. The fees and expenses set forth herein are payable out of the Trust Fund and, when owing to the Trustee, are secured by a lien on the Trust Fund. Since the Securities are all common stocks, and the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust Fund. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Securities to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Federal Tax Status."

LEGAL OPINIONS

The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Emmet, Marvin & Martin, 120 Broadway, New York, New York 10271, acts as counsel to the Trustee.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The statement of condition and the related portfolio at the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in the Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                                 ------------

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

UNITHOLDERS

EVEREN UNIT INVESTMENT TRUSTS, SERIES 39

INDEX PORTFOLIO SERIES 1 (S&P 500)

We have audited the accompanying statement of condition and the related portfolio of EVEREN Unit Investment Trusts, Series 39 (Index Portfolio Series 1 (S&P 500)), as of November 7, 1995. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of a letter of credit deposited to purchase Securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EVEREN Unit Investment Trusts, Series 39 (Index Portfolio Series 1 (S&P 500)) as of November 7, 1995, in conformity with generally accepted accounting principles.

                                        GRANT THORNTON LLP

Chicago, Illinois

November 7, 1995

EVEREN UNIT INVESTMENT TRUSTS, SERIES 39

INDEX PORTFOLIO SERIES 1 (S&P 500)

STATEMENT OF CONDITION

AT THE OPENING OF BUSINESS ON NOVEMBER 7, 1995, THE INITIAL DATE OF DEPOSIT

TRUST PROPERTY

Contracts to purchase Securities (1) (2)............................ $2,206,106
Organizational costs (3)............................................     75,000
                                                                     ----------
    Total........................................................... $2,281,106
                                                                     ==========
NUMBER OF UNITS.....................................................    220,611
                                                                     ==========

LIABILITY AND INTEREST OF UNITHOLDERS

Liability--
  Accrued organizational costs (3)...................................    $75,000
Interest of Unitholders--
  Cost to investors (4)..............................................  2,372,447
  Less: Gross underwriting commission (4)............................    166,341
                                                                      ----------
  Net interest to Unitholders (1) (2) (4)............................  2,206,106
                                                                      ----------
    Total............................................................ $2,281,106
                                                                      ==========

----------
NOTES:

(1) Aggregate cost of the Securities is based on the last sale price evaluations as determined by the Trustee.

(2) An irrevocable letter of credit issued by The Bank of New York has been deposited with the Trustee covering the funds (aggregating $2,206,106) necessary for the purchase of the Securities in the Trust Fund represented by purchase contracts.

(3) The Trust will bear all or a portion of its organizational costs, which will be deferred and amortized over five years. Organizational costs have been estimated based on a projected Trust size of $100,000,000. To the extent the Trust is larger or smaller, the estimate will vary.

(4) The aggregate cost to investors includes the applicable sales charge assuming no reduction of sales charges for quantity purchases.

EVEREN UNIT INVESTMENT TRUSTS, SERIES 39

INDEX PORTFOLIO SERIES 1 (THE S&P 500 INDEX TRUST)

PORTFOLIO AS OF NOVEMBER 6, 1995

                                                                   THEORETICAL
                                                                  PERCENTAGE (%)
 PORTFOLIO                                                           OF TOTAL
    NO.    SYMBOL     COMPANY NAME (1)       SHARES COST ($) (1) MARKET VALUE (2)
 --------- ------     ----------------       ------ ------------ ----------------
      1     GE    General Electric Company    100       6,288         2.428
      2     T     AT&T Corporation            100       6,388         2.310
      3     XON   Exxon Corporation           100       7,525         2.160
      4     KO    Coca-Cola Company           100       7,038         2.049
      5     MO    Philip Morris Companies
                   Incorporated               100       8,725         1.681
      6     MRK   Merck & Company             100       5,638         1.607
      7     RD    Royal Dutch Petroleum-
                   New York Registry          100      12,263         1.502
      8     INTC  INTEL Corporation           100       7,088         1.364
      9     MSFT  Microsoft Corporation       100       9,750         1.331
     10     IBM   International Business
                   Machines Corporation       100      10,050         1.319
     11     PG    Procter & Gamble Company    100       8,200         1.307
     12     WMT   Wal-Mart Stores             100       2,325         1.227
     13     JNJ   Johnson & Johnson           100       8,025         1.183
     14     HWP   Hewlett-Packard Company     100       9,125         1.097
     15     PEP   Pepsico Incorporated        100       5,225         0.958
     16     AIG   American International
                   Group                      100       8,638         0.936
     17     MOB   Mobil Corporation           100      10,275         0.933
     18     MOT   Motorola Incorporated       100       6,663         0.921
     19     GTE   GTE Corporation             100       4,138         0.917
     20     BMY   Bristol Myers Squibb        100       7,613         0.889
     21     BLS   BellSouth Corporation       100       7,688         0.881
     22     PFE   Pfizer Incorporated         100       5,825         0.839
     23     DD    E I DuPont de Nemours       100       6,225         0.791
     24     SBC   SBC Communications In-
                   corporated                 100       5,588         0.783
     25     GM    General Motors Corpora-
                   tion                       100       4,488         0.749
     26     AN    Amoco Corporation           100       6,588         0.739
     27     CHV   Chevron Corporation         100       4,838         0.715
     28     ABT   Abbott Laboratories         100       3,950         0.714
     29     F     Ford Motor Company          100       2,875         0.702
     30     DIS   Walt Disney Company         100       5,800         0.693
     31     FNM   Federal National Mort-
                   gage Association           100      10,863         0.685
     32     AIT   Ameritech Corporation       100       5,250         0.681
     33     MCD   McDonalds Corporation       100       4,125         0.647
     34     BEL   Bell Atlantic Corpora-
                   tion                       100       6,363         0.636
     35     AHP   American Home Products
                   Corporation                100       8,788         0.620
     36     CCI   Citicorp                    100       6,788         0.614
     37     LLY   Eli Lilly & Company         100       9,525         0.601
     38     MMM   Minnesota Mining & Manu-
                   facturing Company          100       5,913         0.571
     39     BA    Boeing Company              100       6,975         0.543

32
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EVEREN UNIT INVESTMENT TRUSTS, SERIES 39

INDEX PORTFOLIO SERIES 1 (THE S&P 500 INDEX TRUST)--CONTINUED

                                                                   THEORETICAL
                                                                  PERCENTAGE (%)
 PORTFOLIO                                                           OF TOTAL
    NO.    SYMBOL     COMPANY NAME (1)       SHARES COST ($) (1) MARKET VALUE (2)
 --------- ------     ----------------       ------ ------------ ----------------
     40    CSCO   Cisco Systems Incorpo-
                   rated                      100       8,375         0.522
     41    COL    Columbia/HCA Healthcare-
                   VTG                        100       5,088         0.519
     42    BAC    BankAmerica Corporation     100       5,850         0.506
     43    EK     Eastman Kodak Company       100       6,500         0.505
     44    G      Gillette Company            100       4,913         0.493
     45    NYN    Nynex Corporation           100       4,875         0.480
     46    UN     Unilever N V-NY Shares      100      13,000         0.477
     47    AXP    American Express            100       4,125         0.464
     48    SGP    Schering-Plough             100       5,463         0.459
     49    ORCL   Oracle Corporation          100       4,525         0.458
     50    C      Chrysler Corporation        100       5,038         0.443
     51    HD     Home Depot Incorporated     100       4,063         0.441
     52    CCB    Capital Cities/ABC In-
                   corporated                 100      11,913         0.419
     53    NB     NationsBank Corporation     100       6,750         0.419
     54    DOW    Dow Chemical                100       6,675         0.409
     55    PNU    Pharmacia & Upjohn
                   Incorplorated              100       3,425         0.409
     56    VIA.B  Viacom Incorporated-
                   Class B                    100       4,863         0.408
     57    MCIC   MCI Communications          100       2,600         0.403
     58    TX     Texaco Incorporated         100       6,763         0.399
     59    ALL    Allstate Corporation        100       3,863         0.398
     60    ARC    Atlantic Richfield Com-
                   pany                       100      10,675         0.391
     61    TRV    Travelers Group Incorpo-
                   rated                      100       5,463         0.391
     62    EMR    Emerson Electric Company    100       7,300         0.380
     63    K      Kellogg Company             100       7,300         0.371
     64    BUD    Anheuser-Busch Companies
                   Incorporated               100       6,388         0.368
     65    SO     Southern Company            100       2,313         0.357
     66    ATI    Airtouch Communications
                   Incorporated               100       3,113         0.351
     67    SLB    Schlumberger Limited        100       6,188         0.343
     68    CHL    Chemical Banking Corpo-
                   ration                     100       5,838         0.342
     69    CPQ    Compaq Computer Corpora-
                   tion                       100       5,463         0.341
     70    FDC    First Data Corporation      100       6,900         0.339
     71    JPM    JP Morgan & Company         100       7,825         0.336
     72    ITT    ITT Corporation             100      12,475         0.328
     73    SLE    Sara Lee Corporation        100       2,950         0.325
     74    XRX    Xerox Corporation           100      13,213         0.324
     75    TWX    Time Warner Incorporated    100       3,650         0.323
     76    MU     Micron Technology Incor-
                   porated                    100       6,425         0.321
     77    S      Sears Roebuck & Company     100       3,688         0.320
     78    USW    U S West Incorporated       100       2,950         0.317
     79    ONE    Banc One Corporation        100       3,550         0.314
     80    WMX    WMX Technologies Incor-
                   porated                    100       2,813         0.314

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EVEREN UNIT INVESTMENT TRUSTS, SERIES 39

INDEX PORTFOLIO SERIES 1 (THE S&P 500 INDEX TRUST)--CONTINUED

                                                                   THEORETICAL
                                                                 PERCENTAGE (%)
 PORTFOLIO                                                          OF TOTAL
    NO.    SYMBOL     COMPANY NAME (1)       SHARES COST ($) (1) MARKET VALUE 2)
 --------- ------     ----------------       ------ ------------ ---------------
     81    MDT    Medtronic Incorporated      100       5,875         0.313
     82    VO     Seagram Company Limited     100       3,663         0.312
     83    LMT    Lockheed Martin Corpora-
                   tion                       100       6,788         0.311
     84    UNP    Union Pacific Corpora-
                   tion                       100       6,600         0.308
     85    FON    Sprint Corporation          100       3,838         0.304
     86    FRE    Federal Home Loan Mort-
                   gage Company               100       7,075         0.299
     87    CA     Computer Associates In-
                   ternational Incorpo-
                   rated                      100       5,338         0.298
     88    PAC    Pacific Telesis Group       100       3,063         0.297
     89    CPB    Campbell Soup Company       100       5,138         0.294
     90    AMGN   Amgen Incorporated          100       4,775         0.291
     91    PCG    Pacific Gas & Electric      100       2,950         0.287
     92    GRN    General Re Corporation      100      15,100         0.285
     93    ALD    AlliedSignal Incorpo-
                   rated                      100       4,250         0.282
     94    TXN    Texas Instruments Incor-
                   porated                    100       6,250         0.281
     95    MTC    Monsanto Company            100      10,563         0.277
     96    KMB    Kimberly-Clark Corpora-
                   tion                       100       7,450         0.271
     97    WLA    Warner-Lambert Company      100       8,750         0.271
     98    BNI    Burlington Northern
                   Santa Fe Corporation       100       8,275         0.267
     99    HNZ    H J Heinz Company           100       4,638         0.261
    100    CAT    Caterpillar Incorporated    100       5,700         0.255
    101    TCOMA  Tele-Communication Serv-
                   ice-a TCI Group            100       1,713         0.255
    102    UTX    United Technologies Cor-
                   poration                   100       8,875         0.252
    103    RTN    Raytheon Company            100       4,288         0.243
    104    BAX    Baxter International In-
                   corporated                 100       3,775         0.239
    105    CMB    Chase Manhattan Corpora-
                   tion                       100       5,888         0.239
    106    DNB    Dun & Bradstreet Corpo-
                   ration                     100       6,200         0.239
    107    MER    Merrill Lynch & Company     100       5,863         0.237
    108    CL     Colgate-Palmolive Com-
                   pany                       100       6,963         0.234
    109    WFC    Wells Fargo & Company       100      21,063         0.234
    110    AUD    Automatic Data Process-
                   ing                        100       7,150         0.232
    111    UNH    United Healthcare Corpo-
                   ration                     100       5,763         0.231
    112    NSC    Norfolk Southern Corpo-
                   ration                     100       7,600         0.230
    113    MA     May Department Stores
                   Company                    100       4,175         0.229
    114    NOB    Norwest Corporation         100       3,200         0.229
    115    JCP    J C Penney Company          100       4,488         0.228
    116    ROK    Rockwell International
                   Corporation                100       4,575         0.226
    117    AMAT   Applied Material            100       5,400         0.223
    118    I      First Interstate Bancorp    100      12,688         0.222
    119    CPC    CPC International Incor-
                   porated                    100       6,675         0.220
    120    CAG    Conagra Incorporated        100       3,850         0.219
    121    MD     McDonnell Douglas Corpo-
                   ration                     100       8,613         0.219

EVEREN UNIT INVESTMENT TRUSTS, SERIES 39

                                                                   THEORETICAL
                                                                  PERCENTAGE (%)
 PORTFOLIO                                                           OF TOTAL
    NO.    SYMBOL     COMPANY NAME (1)       SHARES COST ($) (1) MARKET VALUE (2)
 --------- ------     ----------------       ------ ------------ ----------------
    122     IP    International Paper Com-
                   pany                       100       3,600         0.216
    123     NT    Northern Telecom Limited    100       3,713         0.214
    124     AA    Aluminum Company of
                   America                    100       5,200         0.212
    125     DUK   Duke Power Company          100       4,463         0.211
    126     CSX   CSX Corporation             100       8,588         0.208
    127     WY    Weyerhaeuser Company        100       4,413         0.207
    128     ENE   Enron Corporation           100       3,538         0.204
    129     GIS   General Mills Incorpo-
                   rated                      100       5,600         0.202
    130     PPG   PPG Industries Incorpo-
                   rated                      100       4,325         0.202
    131     ADM   Archer-Daniels-Midland
                   Company                    100       1,625         0.201
    132     FTU   First Union Corporation
                   (North Carolina)           100       5,138         0.200
    133     AMP   AMP Incorporated            100       3,875         0.199
    134     DWD   Dean Witter Discover &
                   Company                    100       5,100         0.199
    135     UMG   U S West Incorporated       100       1,850         0.199
    136     LTR   Loews Corporation           100      14,688         0.198
    137     ABX   Barrick Gold Corporation    100       2,475         0.195
    138     NKE   Nike Incorporated-Class
                   B                          100       6,000         0.193
    139     DEC   Digital Equipment           100       5,725         0.192
    140     P     Phillips Petroleum Com-
                   pany                       100       3,200         0.192
    141     TXU   Texas Utilities Company     100       3,725         0.192
    142     ABS   Albertsons Incorporated     100       3,250         0.191
    143     BK    Bank of New York Company
                   Incorporated               100       4,263         0.191
    144     AET   AETNA Life & Casualty
                   Company                    100       7,550         0.190
    145     SPP   Scott Paper Company         100       5,438         0.187
    146     TEN   Tenneco Incorporated        100       4,450         0.185
    147     SUNW  Sun Microsystems Incor-
                   porated                    100       8,313         0.184
    148     CB    Chubb Corporation           100       9,288         0.183
    149     DE    Deere & Company             100       9,275         0.183
    150     FPL   FPL Group Incorporated      100       4,188         0.179
    151     KEY   KeyCorp                     100       3,450         0.179
    152     AMB   American Brands
                   Incorporated/Delaware      100       4,100         0.178
    153     GCI   Gannett Company             100       5,600         0.178
    154     CI    CIGNA Corporation           100      10,613         0.177
    155     WB    Wachovia Corporation        100       4,538         0.176
    156     MEL   Mellon Bank Corporation     100       5,225         0.174
    157     GP    Georgia-Pacific Corpora-
                   tion                       100       8,200         0.173
    158     SCE   SCECorp                     100       1,663         0.172
    159     STI   SunTrust Banks Incorpo-
                   rated                      100       6,600         0.172
    160     AL    Alcan Aluminum Limited      100       3,263         0.168
    161     UCM   Unicom Corporation          100       3,288         0.164

EVEREN UNIT INVESTMENT TRUSTS, SERIES 39

                                                                   THEORETICAL
                                                                  PERCENTAGE (%)
 PORTFOLIO                                                           OF TOTAL
    NO.    SYMBOL     COMPANY NAME (1)       SHARES COST ($) (1) MARKET VALUE (2)
 --------- ------     ----------------       ------ ------------ ----------------
    162     AEP   American Electric Power     100      3,813          0.163
    163     ED    Consolidated Edison of
                   New York                   100      2,988          0.163
    164     WAG   Walgreen Company            100      2,900          0.163
    165     PEG   Public Service Enter-
                   prises                     100      2,913          0.162
    166     D     Dominion Resources In-
                   corporated                 100      3,975          0.160
    167     FBS   First Bank System Incor-
                   porated                    100      4,988          0.158
    168     MS    Morgan Stanley Group In-
                   corporated                 100      8,913          0.157
    169     ITW   Illinois Tool Works         100      5,913          0.156
    170     LTD   Limited Incorporated        100      1,875          0.154
    171     OXY   Occidental Petroleum
                   Corporation                100      2,125          0.154
    172     PBI   Pitney Bowes Incorpo-
                   rated                      100      4,500          0.154
    173     AGC   American General Corpo-
                   ration                     100      3,263          0.151
    174     ETR   Entergy Corporation         100      2,850          0.150
    175     PE    Peco Energy Company         100      2,925          0.150
    176     UCL   Unocal Corporation          100      2,638          0.148
    177     RAL   Ralston Purina Group        100      6,163          0.147
    178     PNC   PNC Bank Corporation        100      2,738          0.145
    179     TOY   Toys R US Incorporated      100      2,413          0.145
    180     BSX   Boston Scientific Corpo-
                   ration                     100      4,075          0.144
    181     MAT   Mattel Incorporated         100      2,875          0.144
    182     CU    CUC International Incor-
                   porated                    100      3,713          0.143
    183     USHC  U S HealthCare Incorpo-
                   rated                      100      4,138          0.143
    184     APD   Air Products & Chemicals
                   Incorporated               100      5,463          0.141
    185     BFI   Browning-Ferris Indus-
                   tries                      100      2,975          0.141
    186     HOU   Houston Industries In-
                   corporated                 100      4,663          0.141
    187     FNB   First Chicago Corpora-
                   tion                       100      6,825          0.140
    188     NOVL  Novell Incorporated         100      1,663          0.140
    189     CS    Cabletron Systems           100      8,513          0.139
    190     HPC   Hercules Incorporated       100      5,350          0.139
    191     MMC   Marsh & McLennan Compa-
                   nies                       100      8,413          0.139
    192     UST   UST Incorporated            100      3,088          0.139
    193     GPS   GAP Incorporated            100      4,313          0.138
    194     GLW   Corning Incorporated        100      2,688          0.137
    195     TXT   Textron Incorporated        100      6,938          0.136
    196     GT    Goodyear Tire & Rubber
                   Company                    100      3,888          0.134
    197     NBD   NBD Bancorp Incorporated    100      3,788          0.134
    198     AT    Alltel Corporation          100      3,050          0.131
    199     HI    Household International
                   Incorporated               100      5,813          0.131
    200     SGI   Silicon Graphics Incor-
                   porated                    100      3,563          0.131
    201     DNY   R R Donnelley & Sons
                   Company                    100      3,675          0.130
    202     KRB   MBNA Corporation            100      3,750          0.129

EVEREN UNIT INVESTMENT TRUSTS, SERIES 39

                                                                   THEORETICAL
                                                                  PERCENTAGE (%)
 PORTFOLIO                                                           OF TOTAL
    NO.    SYMBOL     COMPANY NAME (1)       SHARES COST ($) (1) MARKET VALUE (2)
 --------- ------     ----------------       ------ ------------ ----------------
    203    SYY    SYSCO Corporation           100      3,000          0.128
    204    WWY    William Wrigley, Jr.
                   Company                    100      4,850          0.128
    205    FLT    Fleet Financial Group
                   Incorporated               100      3,888          0.126
    206    MRO    USX-Marathon Group          100      1,825          0.126
    207    PDG    Placer Dome Incorporated    100      2,350          0.126
    208    WX     Westinghouse Electric
                   Corporation                100      1,463          0.125
    209    FFB    First Fidelity Bancorpo-
                   ration                     100      6,800          0.124
    210    IFF    International Flavors &
                   Fragrances                 100      4,863          0.124
    211    PPW    Pacificorp                  100      1,900          0.124
    212    AMR    AMR Corporation/Delaware    100      7,200          0.123
    213    BBI    Barnett Banks Incorpo-
                   rated                      100      5,563          0.123
    214    CRR    Conrail Incorporated        100      6,850          0.123
    215    GRA    W R Grace & Company         100      5,563          0.123
    216    HON    Honeywell Incorporated      100      4,163          0.123
    217    CBS    CBS Incorporated            100      8,113          0.120
    218    DH     Dayton Hudson Corpora-
                   tion                       100      7,325          0.120
    219    LOR    Loral Corporation           100      3,075          0.120
    220    UK     Union Carbide Corpora-
                   tion                       100      3,713          0.120
    221    CSR    Central & South West
                   Corporation                100      2,613          0.119
    222    CPL    Carolina Power & Light      100      3,313          0.118
    223    BT     Bankers Trust New York
                   Corporation                100      6,525          0.117
    224    ASN    Alco Standard Corpora-
                   tion                       100      9,038          0.115
    225    CFL    Corestates Financial
                   Corporation                100      3,588          0.115
    226    CHA    Champion International
                   Corporation                100      5,050          0.115
    227    DTE    Detroit Edison Company      100      3,350          0.114
    228    EMN    Eastman Chemical Company    100      6,100          0.114
    229    AVP    Avon Products               100      7,150          0.112
    230    BKB    Bank of Boston Corpora-
                   tion                       100      4,388          0.112
    231    WIN    Winn-Dixie Stores Incor-
                   porated                    100      6,550          0.112
    232    GPC    Genuine Parts Company       100      3,963          0.111
    233    LOW    Lowes Companies             100      3,038          0.111
    234    BOAT   Boatmens Bancshares In-
                   corporated                 100      3,813          0.110
    235    FDX    Federal Express Corpora-
                   tion                       100      8,525          0.109
    236    LNC    Lincoln National Corpo-
                   ration                     100      4,588          0.109
    237    MAR    Marriott International
                   Incorporated               100      3,738          0.109
    238    TA     Transamerica Corporation    100      6,975          0.109
    239    FCX.B  Freeport McMoRan Copper
                   & Gold Company -Class B    100      2,325          0.108
    240    MII    Morton International In-
                   corporated                 100      3,200          0.108
    241    TYC    Tyco International In-
                   corporated                 100      6,188          0.108
    242    BR     Burlington Resources In-
                   corporated                 100      3,663          0.107
    243    HAL    Halliburton Company         100      4,100          0.106

EVEREN UNIT INVESTMENT TRUSTS, SERIES 39

                                                                   THEORETICAL
                                                                  PERCENTAGE (%)
 PORTFOLIO                                                           OF TOTAL
    NO.    SYMBOL     COMPANY NAME (1)       SHARES COST ($) (1) MARKET VALUE (2)
 --------- ------     ----------------       ------ ------------ ----------------
    244    HRB    H & R Block Incorporated    100      4,425          0.106
    245    NCC    National City Corpora-
                   tion                       100      3,113          0.106
    246    FLR    Fluor Corporation           100      5,538          0.105
    247    HSY    Hershey Foods Corpora-
                   tion                       100      5,938          0.105
    248    DIGI   DSC Communications Cor-
                   poration                   100      3,900          0.104
    249    MAS    MASCO Corporation           100      2,850          0.103
    250    OAT    Quaker Oats Company         100      3,388          0.103
    251    PD     Phelps Dodge Corporation    100      6,400          0.103
    252    TRW    TRW Incorporated            100      6,850          0.103
    253    DOV    Dover Corporation           100      3,913          0.102
    254    AAPL   Apple Computer Incorpo-
                   rated                      100      3,813          0.101
    255    CIN    Cinergy Corporation         100      2,800          0.101
    256    SNC    Shawmut National Corpo-
                   ration                     100      3,438          0.101
    257    SPC    Saint Paul Companies        100      5,250          0.101
    258    AHC    Amerada Hess Corporation    100      4,700          0.100
    259    ASC    American Stores Company     100      2,925          0.100
    260    GLK    Great Lakes Chemical
                   Corporation                100      6,688          0.099
    261    BDX    Becton Dickinson & Com-
                   pany                       100      6,538          0.098
    262    KM     K Mart Corporation          100        900          0.098
    263    PHYB   Pioneer Hi-Bred Interna-
                   tional                     100      5,288          0.097
    264    SAFC   Safeco Corporation          100      6,688          0.097
    265    CMCSK  ComCast Corporation-
                   Class A Spl                100      1,725          0.096
    266    RBD    Rubbermaid Incorporated     100      2,650          0.096
    267    MHP    McGraw-Hill Companies       100      8,400          0.095
    268    TRB    Tribune Company             100      6,338          0.094
    269    ETN    Eaton Corporation           100      5,125          0.092
    270    KR     Kroger Company              100      3,300          0.092
    271    N      INCO Limited                100      3,413          0.092
    272    NUE    Nucor Corporation           100      4,600          0.092
    273    UEP    Union Electric Company      100      3,950          0.092
    274    BGE    Baltimore Gas & Electric    100      2,675          0.091
    275    PX     Praxair Incorporated        100      2,875          0.091
    276    SB     Salomon Incorporated        100      3,675          0.091
    277    WMB    Williams Companies In-
                   corporated                 100      3,913          0.091
    278    DI     Dresser Industries In-
                   corporated                 100      2,200          0.090
    279    IR     Ingersoll-Rand Company      100      3,688          0.090
    280    WHR    Whirlpool Corporation       100      5,288          0.090
    281    PEL    Panhandle Eastern Corpo-
                   ration                     100      2,588          0.089
    282    SRV    Service Corporation In-
                   ternational                100      3,913          0.089
    283    UNM    Unum Corporation            100      5,275          0.089
    284    CLX    Clorox Company/Delaware     100      7,300          0.088

EVEREN UNIT INVESTMENT TRUSTS, SERIES 39

                                                                   THEORETICAL
                                                                  PERCENTAGE (%)
 PORTFOLIO                                                           OF TOTAL
    NO.    SYMBOL     COMPANY NAME (1)       SHARES COST ($) (1) MARKET VALUE (2)
 --------- ------     ----------------       ------ ------------ ----------------
    285     ROH   Rohm & Haas Company         100      5,750          0.088
    286     CSC   Computer Sciences Corpo-
                   ration                     100      6,900          0.087
    287     NWL   Newell Companies            100      2,388          0.086
    288     PVN   Providian Corporation       100      3,875          0.086
    289     CNG   Consolidated Natural Gas
                   Company                    100      4,013          0.084
    290     EC    Engelhard Corporation       100      2,538          0.084
    291     TLAB  Tellabs Incorporated        100      4,225          0.084
    292     CBE   Cooper Industries Incor-
                   porated                    100      3,350          0.083
    293     GPU   General Public Utilities    100      3,125          0.083
    294     THC   Tenet Healthcare Corpo-
                   ration                     100      1,850          0.083
    295     DAL   Delta Air Lines Incorpo-
                   rated                      100      7,013          0.081
    296     OEC   Ohio Edison Company         100      2,300          0.081
    297     GD    General Dynamics Corpo-
                   ration                     100      5,663          0.080
    298     DJ    Dow Jones & Company In-
                   corporated                 100      3,575          0.079
    299     CGP   Coastal Corporation         100      3,213          0.078
    300     UCC   Union Camp Corporation      100      4,863          0.078
    301     WMTT  Willamette Industries       100      6,100          0.077
    302     GWF   Great Western Financial     100      2,400          0.076
    303     MES   Melville Corporation        100      3,113          0.076
    304     NEM   Newmont Mining Corpora-
                   tion                       100      3,975          0.076
    305     PCCW  Price/Costco Incorpo-
                   rated                      100      1,663          0.076
    306     RLM   Reynolds Metals Company     100      5,275          0.076
    307     RNB   Republic New York Corpo-
                   ration                     100      5,938          0.076
    308     GWW   W W Grainger Incorpo-
                   rated                      100      6,438          0.075
    309     DDS   Dillard Department
                   Stores-Class A             100      2,925          0.074
    310     HLT   Hilton Hotels Corpora-
                   tion                       100      6,750          0.074
    311     NOBE  Nordstrom Incorporated      100      4,025          0.074
    312     NSP   Northern States
                   Power/Manufacturing        100      4,713          0.074
    313     CC    Circuit City Stores In-
                   corporated                 100      3,050          0.073
    314     JP    Jefferson-Pilot Corpora-
                   tion                       100      6,688          0.073
    315     SHW   Sherwin-Williams Company    100      3,750          0.073
    316     TMC   Times Mirror Company-Se-
                   ries A                     100      2,813          0.073
    317     MEA   Mead Corporation            100      5,875          0.072
    318     NSM   National Semiconductor
                   Corporation                100      2,475          0.072
    319     PMI   Premark International
                   Incorporated               100      5,013          0.072
    320     CCK   Crown Cork & Seal Com-
                   pany Incorporated          100      3,463          0.071
    321     LUV   Southwest Airlines          100      2,238          0.071
    322     VFC   VF Corporation              100      4,838          0.071
    323     USBC  U S Bancorporation          100      3,225          0.070
    324     AHM   H F Ahmanson & Company      100      2,550          0.069
    325     BDK   Black & Decker Corpora-
                   tion                       100      3,538          0.069

EVEREN UNIT INVESTMENT TRUSTS, SERIES 39

                                                                   THEORETICAL
                                                                  PERCENTAGE (%)
 PORTFOLIO                                                           OF TOTAL
    NO.    SYMBOL     COMPANY NAME (1)       SHARES COST ($) (1) MARKET VALUE (2)
 --------- ------     ----------------       ------ ------------ ----------------
    326    TMK    Torchmark Corporation       100      4,175          0.069
    327    GDW    Golden West Financial
                   Corporation                100      5,025          0.068
    328    IPG    Interpublic Group of
                   Companies                  100      3,825          0.067
    329    H      Harcourt General Incor-
                   porated                    100      4,025          0.066
    330    KRI    Knight-Rider Incorpo-
                   rated                      100      5,850          0.066
    331    TAN    Tandy Corporation           100      4,588          0.066
    332    KMG    Kerr-McGee Corporation      100      5,463          0.065
    333    NOC    Northrop Grumman Corpo-
                   ration                     100      5,875          0.065
    334    NYT.A  New York Times Company-
                   Class A                    100      2,963          0.065
    335    W      Westvaco Corporation        100      2,775          0.064
    336    BHI    Baker-Hughes Incorpo-
                   rated                      100      1,938          0.062
    337    DCN    Dana Corporation            100      2,700          0.062
    338    JR     James River Corporation
                   of Virginia                100      3,213          0.062
    339    PLL    Pall Corporation            100      2,400          0.062
    340    BF.B   Brown-Forman-Class B        100      3,838          0.061
    341    FMC    FMC Corporation             100      7,288          0.061
    342    HAS    Hasbro Incorporated         100      3,038          0.061
    343    MKG    Mallinckrodt Group In-
                   corporated                 100      3,488          0.061
    344    RBK    Reebok International
                   Limited                    100      3,400          0.061
    345    BNL    Beneficial Corporation      100      4,913          0.060
    346    LDW.B  Laidlaw Incorporated-
                   Class B                    100        913          0.060
    347    LPX    Louisiana-Pacific Corpo-
                   ration                     100      2,413          0.060
    348    PH     Parker-Hannifin Corpora-
                   tion                       100      3,538          0.060
    349    HET    Harrahs Entertainment
                   Incorporated               100      2,463          0.059
    350    STJM   St Jude Medical Incorpo-
                   rated                      100      5,863          0.058
    351    TIN    Temple-Inland Incorpo-
                   rated                      100      4,575          0.058
    352    CYM    Cyprus Amax Minerals
                   Company                    100      2,688          0.057
    353    JCI    Johnson Controls Incor-
                   porated                    100      6,163          0.057
    354    SNT    Sonat Incorporated          100      2,925          0.057
    355    X      USX-U S Steel Group         100      3,025          0.057
    356    AVY    Avery Dennison Corpora-
                   tion                       100      4,625          0.055
    357    RAD    Rite Aid Corporation        100      2,825          0.055
    358    WAI    Western Atlas Incorpo-
                   rated                      100      4,463          0.055
    359    AMD    Advanced Micro Devices      100      2,250          0.054
    360    HRS    Harris Corporation          100      6,000          0.054
    361    SIAL   Sigma-Aldrich               100      4,600          0.054
    362    AGREA  American Greetings-Class
                   A                          100      3,063          0.053
    363    DL     Dial
                   Corporation/Delaware       100      2,450          0.052
    364    ACK    Armstrong World Indus-
                   tries Incorporated         100      6,100          0.051
    365    DLX    Deluxe Corporation          100      2,688          0.051
    366    WH     Whitman Corporation         100      2,138          0.051

EVEREN UNIT INVESTMENT TRUSTS, SERIES 39

                                                                   THEORETICAL
                                                                  PERCENTAGE (%)
 PORTFOLIO                                                           OF TOTAL
    NO.    SYMBOL     COMPANY NAME (1)       SHARES COST ($) (1) MARKET VALUE (2)
 --------- ------     ----------------       ------ ------------ ----------------
    367    ECH    Echlin Incorporated         100      3,638          0.050
    368    HM     Homestake Mining            100      1,613          0.050
    369    LIZ    Liz Claiborne Incorpo-
                   rated                      100      2,963          0.050
    370    OCF    Owens Corning Fiberglas     100      4,300          0.050
    371    PET    Pacific Enterprises         100      2,525          0.050
    372    SUN    Sun Company Incorporated    100      2,875          0.050
    373    SWK    Stanley Works               100      4,850          0.049
    374    FBO    Federal Paper Board Com-
                   pany                       100      5,213          0.048
    375    MYG    Maytag Corporation          100      1,988          0.048
    376    SVU    SuperValu Incorporated      100      3,100          0.048
    377    WEN    Wendy's International
                   Incorporated               100      2,063          0.048
    378    BOL    Bausch & Lomb Incorpo-
                   rated                      100      3,613          0.047
    379    MNR    Manor Care Incorporated     100      3,275          0.047
    380    RYC    Raychem Corporation         100      4,713          0.047
    381    CEN    Ceridian Corporation        100      4,400          0.046
    382    NLC    Nalco Chemical Company      100      3,000          0.046
    383    ASH    Ashland Incorporated        100      3,088          0.045
    384    BMET   Biomet Incorporated         100      1,750          0.045
    385    CG     Columbia Gas System         100      3,913          0.045
    386    CTB    Cooper Tire & Rubber        100      2,350          0.045
    387    PRD    Polaroid Corporation        100      4,250          0.045
    388    R      Ryder System Incorpo-
                   rated                      100      2,463          0.045
    389    TEK    Tektronix Incorporated      100      5,875          0.045
    390    BC     Brunswick Corporation       100      2,025          0.044
    391    GFS.A  Giant Food Incorporated-
                   Class A                    100      3,288          0.044
    392    MCL    Moore Corporation Lim-
                   ited                       100      1,875          0.044
    393    Z      Woolworth Corporation       100      1,425          0.044
    394    ANDW   Andrew Corporation          100      4,725          0.043
    395    ECL    Ecolab Incorporated         100      2,925          0.043
    396    AGN    Allergan Incorporated       100      2,900          0.042
    397    DRI    Darden Restaurants In-
                   corporated                 100      1,175          0.042
    398    FG     USF&G Corporation           100      1,613          0.042
    399    AZA    Alza Corporation            100      2,125          0.041
    400    ROAD   Roadway Services Incor-
                   porated                    100      5,050          0.041
    401    BCC    Boise Cascade Corpora-
                   tion                       100      3,725          0.040
    402    GR     B F Goodrich Company        100      6,863          0.040
    403    PZL    Pennzoil Company            100      3,775          0.040
    404    MST    Mercantile Stores Com-
                   pany Incorporated          100      4,675          0.039
    405    SNA    Snap-On Incorporated        100      4,288          0.039
    406    HPH    Harnischfeger Industries
                   Incorporated               100      3,475          0.038
    407    ACAD   Autodesk Incorporated       100      3,175          0.037

EVEREN UNIT INVESTMENT TRUSTS, SERIES 39

                                                                   THEORETICAL
                                                                  PERCENTAGE (%)
 PORTFOLIO                                                           OF TOTAL
    NO.    SYMBOL     COMPANY NAME (1)       SHARES COST ($) (1) MARKET VALUE (2)
 --------- ------     ----------------       ------ ------------ ----------------
    408     MIL   Millipore Corporation       100      3,563          0.037
    409     PCAR  Paccar Incorporated         100      4,175          0.037
    410     BCR   C.R. Bard Incorporated      100      2,838          0.036
    411     STO   Stone Container Corpora-
                   tion                       100      1,663          0.036
    412     WTHG  Worthington Industries      100      1,713          0.036
    413     GSX   General Signal Corpora-
                   tion                       100      3,175          0.035
    414     NMK   Niagara Mohawk Power        100      1,025          0.035
    415     VAT   Varity Corporation          100      3,788          0.035
    416     PBY   Pep Boys-Manny Moe &
                   Jack                       100      2,375          0.034
    417     BS    Bethlehem Steel Corpora-
                   tion                       100      1,338          0.033
    418     CUM   Cummins Engine              100      3,600          0.033
    419     NSI   National Service Indus-
                   tries Incorporated         100      3,000          0.033
    420     PKN   Perkin-Elmer Corporation    100      3,550          0.033
    421     GLD   Santa Fe Pacific Gold
                   Corporation                100      1,075          0.032
    422     AR    Asarco Incorporated         100      3,225          0.031
    423     BMS   Bemis Company               100      2,588          0.031
    424     FWC   Foster Wheeler Corpora-
                   tion                       100      3,838          0.031
    425     GAS   Nicor Incorporated          100      2,675          0.031
    426     TDM   Tandem Computers Incor-
                   porated                    100      1,200          0.031
    427     TDY   Teledyne Incorporated       100      2,475          0.031
    428     USS   U S Surgical Corporation    100      2,425          0.031
    429     TNB   Thomas & Betts Corpora-
                   tion                       100      6,775          0.030
    430     FTL   Fruit of the Loom Incor-
                   porated-Class A            100      1,775          0.029
    431     KWP   King World Productions
                   Incorporated               100      3,438          0.029
    432     TKR   Timken Company              100      3,938          0.029
    433     BEV   Beverly Enterprises         100      1,225          0.028
    434     BGG   Briggs & Stratton           100      4,138          0.028
    435     LLX   Louisiana Land & Explo-
                   ration                     100      3,663          0.028
    436     PCH   Potlatch Corporation        100      4,175          0.028
    437     ORX   Oryx Energy Company         100      1,150          0.027
    438     PZS   Pittston Company-Serv-
                   ices Group                 100      2,763          0.026
    439     UIS   Unisys Corporation          100        688          0.026
    440     AMH   Amdahl Corporation          100        938          0.025
    441     CR    Crane Companty              100      3,638          0.025
    442     IAD   Inland Steel Industries
                   Incorporated               100      2,325          0.025
    443     OG    Ogden Corporation           100      2,275          0.025
    444     CNF   Consolidated Freightways
                   Incorporated               100      2,488          0.024
    445     ECO   Echo Bay Mines Limited      100        963          0.024
    446     SFA   Scientific-Atlanta In-
                   corporated                 100      1,488          0.024
    447     AAL   Alexander & Alexander       100      2,238          0.023
    448     EGG   EG&G Incorporated           100      1,888          0.023

EVEREN UNIT INVESTMENT TRUSTS, SERIES 39

                                                                   THEORETICAL
                                                                  PERCENTAGE (%)
 PORTFOLIO                                                           OF TOTAL
    NO.    SYMBOL     COMPANY NAME (1)       SHARES COST ($) (1) MARKET VALUE (2)
 --------- ------     ----------------       ------ ------------ ----------------
    449    ENS    Enserch Corporation         100      1,488          0.023
    450    FLE    Fleetwood Enterprises       100      2,175          0.023
    451    MDP    Meredith Corporation        100      3,663          0.023
    452    PGL    Peoples Energy Corpora-
                   tion                       100      2,913          0.023
    453    TJX    TJX Companies Incorpo-
                   rated                      100      1,425          0.023
    454    CTX    Centex Corporation          100      3,363          0.022
    455    NAE    Noram Energy Corporation    100        763          0.022
    456    RML    Russell Corporation         100      2,513          0.022
    457    USH    USLife Corporation          100      2,850          0.022
    458    SMED   Shared Medical Systems
                   Corporation                100      3,875          0.021
    459    U      USAir Group                 100      1,525          0.021
    460    ACV    Alberto-Culver Company-
                   Class B                    100      3,125          0.020
    461    FLM    Fleming Companies Incor-
                   porated                    100      2,275          0.020
    462    JOS    Jostens Incorporated        100      2,300          0.020
    463    MDR    McDermott International
                   Incorporated               100      1,563          0.020
    464    PHM    Pulte Corporation           100      3,213          0.020
    465    SK     Safety-Kleen Corporation    100      1,513          0.020
    466    BLL    Ball Corporation            100      2,825          0.019
    467    CMZ    Cincinnati Milacron In-
                   corporated                 100      2,488          0.019
    468    SFR    Santa Fe Energy Re-
                   sources                    100        913          0.019
    469    SMI    Springs Industries-Class
                   A                          100      4,175          0.019
    470    TNV    Trinova Corporation         100      2,863          0.019
    471    GAP    Great Atlantic & Pacific
                   Tea Company                100      2,050          0.018
    472    LDG    Longs Drug Stores Incor-
                   porated                    100      3,950          0.018
    473    NAV    Navistar International      100      1,088          0.018
    474    ACCOB  Adolph Coors-Class B        100      1,813          0.016
    475    INGR   Intergraph Corporation      100      1,513          0.016
    476    JH     John H. Harland Company     100      2,100          0.015
    477    OKE    Oneok Incorporated          100      2,425          0.015
    478    AS     Armco Incorporated          100        600          0.014
    479    EFU    Eastern Enterprises         100      3,075          0.014
    480    HP     Helmerich & Payne           100      2,550          0.014
    481    BLY    Bally Entertainment Cor-
                   poration                   100      1,175          0.013
    482    CYR    Cray Research               100      2,350          0.013
    483    RDC    Rowan Companies Incorpo-
                   rated                      100        700          0.013
    484    CMY    Community Psychiatric
                   Centers                    100      1,188          0.012
    485    GIDL   Giddings & Lewis
                   Incorporated/WI            100      1,588          0.012
    486    LUB    Lubys Cafeterias Incor-
                   porated                    100      2,175          0.012
    487    NC     Nacco Industries-Class A    100      5,788          0.012
    488    SRR    Stride Rite Corporation     100      1,100          0.012
    489    DGN    Data General Corporation    100      1,388          0.011

EVEREN UNIT INVESTMENT TRUSTS, SERIES 39

                                                                   THEORETICAL
                                                                  PERCENTAGE (%)
 PORTFOLIO                                                           OF TOTAL
    NO.    SYMBOL     COMPANY NAME (1)       SHARES COST ($) (1) MARKET VALUE (2)
 --------- ------     ----------------       ------ ------------ ----------------
    490     SHN   Shoney's Incorporated       100         1,138       0.011
    491     KBH   Kaufman & Broad Home        100         1,238       0.010
    492     OM    Outboard Marine Corpora-
                   tion                       100         2,200       0.010
    493     RYAN  Ryan's Family Steak
                   Houses Incorporated        100           788       0.010
    494     ZE    Zenith Electronics Cor-
                   poration                   100           863       0.009
    495     CHRS  Charming Shoppes            100           319       0.008
    496     YELL  Yellow Corporation          100         1,275       0.008
    497     ZRN   Zurn Industries Incorpo-
                   rated                      100         2,538       0.007
    498     BG    Brown Group Incorporated    100         1,363       0.006
    499     HDL   Handleman Company           100           725       0.006
    500     MRN   Morrison Knudsen Corpo-
                   ration                     100           650       0.005
                                                     ----------
                                                     $2,206,106
                                                     ==========

NOTES TO PORTFOLIO

(1) All or a portion of the Securities may have been deposited in the Trust. Any undelivered Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such undelivered Securities. Contracts to purchase Securities were entered into on November 6, 1995 and all have expected settlement dates of November 9, 1995 (see "The Trust Fund"). The cost of the Securities to the Sponsor and the cost of the Securities to the Trust are the same; accordingly, the Sponsor's profit or (loss) on the deposit of Securities is $0.00. Total cost of the Securities is $2,206,106.

(2) The percentage listed under this heading represents each Security's proportionate relationship of all S&P 500 Index stocks based on market value as of the date set forth above. Because the stocks included in the S&P 500 Index and the value of such stocks may change from time to time, and because the Trust may not be able to duplicate the S&P 500 Index exactly, the percentages set forth above do not represent the actual weighting of each Security in the Trust portfolio on the Initial Date of Deposit or on any subsequent date. See "The Trust Portfolio."

                               ----------------

The Sponsor may have participated as issuer, sole underwriter, managing underwriter or member of an underwriting syndicate in a public offering of one or more of the stocks in the S&P 500 Index. The Sponsor may serve as a specialist in the stocks in the S&P 500 Index on one or more stock exchanges and may have a long or short position in any of these stocks or in options on any of these stocks, and may be on the opposite side of public orders executed on the floor of an exchange where such stocks are listed. An officer, director or employee of the Sponsor may be an officer or director of one or more of the issuers of the stocks in the S&P 500 Index. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any stocks or options relating thereto. The Sponsor, its affiliates, directors, elected officers and employee benefit programs may have either a long or short position in any stock or option of the issuers.

                                                                            Page
                                                                            ----
Contents
SUMMARY....................................................................   2
ESSENTIAL INFORMATION......................................................   5
FEE TABLE..................................................................   7
THE TRUST FUND.............................................................   8
THE TRUST PORTFOLIO........................................................   9
RISK FACTORS...............................................................  13
FEDERAL TAX STATUS.........................................................  14
PUBLIC OFFERING OF UNITS...................................................  16
 Public Offering Price.....................................................  16
 Public Distribution of Units..............................................  17
 Sponsor Profits...........................................................  18
MARKET FOR UNITS...........................................................  18
REDEMPTION.................................................................  19
 General...................................................................  19
 Computation of Redemption Price...........................................  20
RETIREMENT PLANS...........................................................  20
UNITHOLDERS................................................................  22
 Ownership of Units........................................................  22
 Distributions to Unitholders..............................................  22
 Distribution Reinvestment.................................................  23
 Statements to Unitholders.................................................  23
 Rights of Unitholders.....................................................  24
INVESTMENT SUPERVISION.....................................................  24
ADMINISTRATION OF THE TRUST................................................  25
 The Trustee...............................................................  25
 The Sponsor...............................................................  26
 The Evaluator.............................................................  26
 Amendment and Termination.................................................  27
 Limitations on Liability..................................................  28
EXPENSES OF THE TRUST......................................................  28
LEGAL OPINIONS.............................................................  29
INDEPENDENT CERTIFIED PUBLIC
  ACCOUNTANTS..............................................................  29
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS.........................  30
STATEMENT OF CONDITION.....................................................  31
PORTFOLIO..................................................................  32

                          --------------------------

This Prospectus does not contain all of the information with respect to the in-vestment company set forth in its registration statement and exhibits relating thereto which have been filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

                          --------------------------

No person is authorized to give any information or to make any representations with respect to this investment company not contained in this Prospectus, and any information or representation not contained herein must not be relied upon as having been authorized by the Trust, the Trustee, or the Sponsor. Such reg-istration does not imply that the Trust or the Units have been guaranteed, sponsored, recommended or approved by the United States or any state or any agency or officer thereof.

                          --------------------------

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state or country.

EVEREN Unit Investment Trusts
77 West Wacker Drive, 29th Floor
Chicago, IL 60601-1994

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.

        The facing sheet
        The Cross-Reference Sheet
        The Prospectus
        The Signatures
        The following exhibits.
 1.1.   Trust Agreement.
 1.1.1. Standard Terms and Conditions of Trust.
 1.2.   Certificate of Incorporation for EVEREN Securities, Inc.
 1.3.   By-laws for EVEREN Securities, Inc.
 2.1.   Form of Certificate of Ownership (pages three and four of the Standard
        Terms and Conditions of Trust included as Exhibit 1.1.1)
 3.1. Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under the headings "Tax Status" and "Legal Opinions" in the Prospectus.
 4.1.   Consent of Grant Thornton LLP.
 6.1.   List of officers and directors of EVEREN Securities, Inc.
 7.1.   Powers of Attorney.
        Financial Data Schedule.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT, EVEREN UNIT INVESTMENT TRUSTS, SERIES 39 HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED, IN THE CITY OF CHICAGO, AND STATE OF ILLINOIS, ON THE 7TH DAY OF NOVEMBER, 1995.

                                          EVEREN Unit Investment Trusts,
                                           Series 39

                                            Registrant

                                          By: EVEREN Unit Investment Trusts,
                                          a service of EVEREN Securities, Inc.

                                          Depositor

                                               /s/ Michael J. Thoms
                                          By: _________________________________

                                                   Michael J. Thoms

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW ON NOVEMBER 7, 1995 BY THE FOLLOWING PERSONS, WHO CONSTITUTE A MAJORITY OF THE BOARD OF DIRECTORS OF EVEREN SECURITIES, INC.

                 SIGNATURE                                     TITLE
                 ---------                                     -----
           /s/ James R. Boris
-------------------------------------------
              James R. Boris                Chairman and Chief Executive Officer
         /s/ Daniel D. Williams
-------------------------------------------
            Daniel D. Williams              Senior Executive Vice President, Chief
                                             Financial Officer and Treasurer
          /s/ Frank V. Geremia
-------------------------------------------
             Frank V. Geremia               Senior Executive Vice President
        /s/ Stephen G. McConahey
-------------------------------------------
           Stephen G. McConahey             President and Chief Operating Officer
         /s/ Stanley R. Fallis
-------------------------------------------
             Stanley R. Fallis              Senior Executive Vice President and Chief
                                             Administrative Officer
          /s/ David M. Greene
-------------------------------------------
              David M. Greene               Senior Executive Vice President and
                                             Director of Client Services
          /s/ Thomas R. Reedy
-------------------------------------------
              Thomas R. Reedy               Senior Executive Vice President and
                                             Director of Capital Markets
           /s/ Janet L. Reali
-------------------------------------------
              Janet L. Reali                Executive Vice President, Corporate Counsel
                                             and Corporate Secretary

                                               /s/ Michael J. Thoms
                                          _____________________________________

                                                   Michael J. Thoms

  ROBERT K. BURKE SIGNS THESE DOCUMENTS PURSUANT TO POWERS OF ATTORNEY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WITH AMENDMENT NO. 1 TO THIS REGISTRATION STATEMENT ON FORM S-6.